Bank Austria Creditanstalt

Member of UniCredit Group

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street
Washington, DC 20549
United States of America

07026519

Bank Austria Creditanstalt
8420 / Investor Relations
Schottengasse 6-8
1010 Vienna / Austria
Tel.: +43 (0) 50505 - 58853
Fax: +43 (0) 50505 - 58808

Vienna, August 2007

Attn: Office of International Corporation Finance

Re: Bank Austria Creditanstalt AG, **file number 82-34765**
Submission of Information pursuant to Rule 12g3-2(b)

SUPPL

Please find enclosed information from Bank Austria Creditanstalt pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact us (+43-50505-58803) with any questions you have.

Bank Austria Creditanstalt AG

Ursula Künstler
Investor Relations

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

Bank Austria Creditanstalt

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Ad hoc announcement pursuant to § 48d (1) BörseG

03.08.2007

Bank Austria Creditanstalt's first six months results 2007

Date of entry: 03 August 2007

Results for the first six months of 2007:

Bank Austria Creditanstalt as part of UniCredit Group on growth path
- Consolidated profit up by 76% to EUR 1.2 billion
- Business with Austrian retail customers confirms turnaround
- CEE Division substantially strengthened and growing strongly

Bank Austria Creditanstalt continued to increase its earnings power substantially in the first six months of 2007. Contributions to this strong performance came from all of the bank's Divisions. Austrian customer business improved significantly and the CEE Division, comprising the banks in Central and Eastern Europe, grew very strongly. The group of consolidated companies of BA-CA has significantly widened as a result of the bundling of all CEE banks (except Poland's Markets) in UniCredit Group's CEE Division, which is managed out of Vienna. To make the BA-CA results for the first half of 2007 comparable with the same period of the previous year, the figures for the first half of 2006 are recalculated on a pro-forma basis reflecting the new structure of BA-CA.

in Euro m	1-6/07	1-6/06	change in %	Pro forma* 1-6/06	change in %	Q2/07
Net interest	1,735	1,202	44.4	1,485	16.8	883
Dividend income	42	62	-31.3	58	-27.5	33
Income from investments in companies valued at equity	61	36	69.4	38	59.4	32
Net interest income	**1,838**	**1,299**	**41.5**	**1,582**	**16.2**	**948**
Net fee and commission income	1,054	874	20.7	897	17.6	537
Net trading income	224	260	-13.8	314	-28.7	63
Net other operating income/expenses	124	19	>100	58	>100	75
TOTAL REVENUES	**3,241**	**2,452**	**32.2**	**2,850**	**13.7**	**1,624**
Staff expenses	-852	-805	5.9	-908	-6.2	-350
Other administrative expenses	-589	-465	26.7	-559	5.3	-314
Expenses recovery	1	0		1	52.3	1
Writedowns of tangible/intangible assets	-144	-135	6.2	-178	-19.4	-72
OPERATING EXPENSES	**-1,584**	**-1,405**	**12.7**	**-1,645**	**-3.7**	**-735**
OPERATING PROFIT	**1,657**	**1,047**	**58.3**	**1,205**	**37.5**	**889**
Provisions for risks and charges	-47	-2		-21	>100	-29
Goodwill impairment	0	-8		-8		0
Net writedowns of loans	-208	-195	6.5	-205	1.2	-90
Net income from investments	132	707**	-81.3	26	>100	74

Integration costs	-8	0		0		-5
PROFIT BEFORE TAX	**1,528**	**1,549**	**-1.4**	**997**	**53.2**	**840**
Income taxes	-259	-164	58.1	-236	9.8	-134
NET PROFIT	**1,269**	**1,385**	**-8.4**	**761**	**66.7**	**705**
Minority interests	-60	-69	-13.1	-75	-19.2	-32
CONSOLIDATED PROFIT	1,208	1,316	-8.2	686	76.1	674

* excluding Bank BPH and HVB Splitska banka; including transferred CEE subsidiaries from UniCredit and HVB.
** including capital gain out of the sale of HVB Splitska banka

	1-6/07	**1-6/06**
ROE after taxes	18.7%	18.3%***
Cost/income ratio	48.9%	57.3%
Risk/earnings ratio	11.3%	15.0%

*** adjusted for the capital gain HVB Splitska banka

in Euro bn	**30/06/07**	**31/12/06**	**change in %**
Total assets	203.0	154.3	31.6
Equity (without minority interests)	13.6	9.9	37.3
Tier 1 ratio	10.36%	11.62%	

Enquiries:
Michael Bauer
Investor Relations Bank Austria Creditanstalt
phone: +43 (0) 50505 - 58809
e-mail: michael.bauer@ba-ca.com

Issuer:
Bank Austria Creditanstalt AG
Vordere Zollamtsstraße 13, 1030 Vienna, Austria
e-mail: IR@ba-ca.com
Internet: http://ir.ba-ca.com

Share:
ISIN: Listed:
AT0000995006 Vienna, standard market auction
Warsaw, main market

Largest bonds by volume issued:
ISIN: Stock exchanges:
xs 0211008544 Luxembourg
xs 0206399627 Luxembourg

Further stock exchanges where bonds are admitted to listing:
Vienna, Frankfurt, Paris, Amsterdam

Bank Austria Creditanstalt

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IR-Relase

03.08.2007

New CFO in BA-CA

- **Johann Strobl leaves BA-CA**
- **Yapi Kredi manager Carlo Vivaldi assumes the function of CFO**

Johann Strobl is leaving Bank Austria Creditanstalt (BA-CA). Johann Strobl, 47, has been a member of the Management Board of BA-CA since 2004 and Chief Financial Officer (CFO) since 2006. He will leave the bank at his own request in order to assume a new function outside the Group.

Dependent upon the appointment by BA-CA's Supervisory Board Carlo Vivaldi, 41, will take over Mr Strobl's position within BA-CA's Management Board by 1 October 2007. Carlo Vivaldi, 41, is currently CFO of the Group's Turkish subsidiary Yapi Kredi.

"I am very pleased that Carlo Vivaldi, an excellent manager from within UniCredit Group, will join us to succeed Johann Strobl. I am also pleased that the new colleague joining BA-CA's Management Board has so far been active in our CEE network. We are the first truly European banking group," says BA-CA's CEO Erich Hampel, who is a member of the Management Committee of UniCredit Group with responsibility for the CEE Division.
"Our focus is on close cooperation and know-how sharing across national borders. This is what makes us different from our competitors. And it also means that we can draw on the large potential of top managers who are active in our more than 20 banks. Carlo Vivaldi will be able to rely on an excellent team in his division in Vienna. Johann Strobl has made an great contribution to our bank. I wish him all the best for his future career."

IR Release download (PDF; 104 KB)

Bank Austria Creditanstalt

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Ad hoc announcement pursuant to § 48d (1) BörseG

05.07.2007

BA-CA signs agreement to acquire majority shareholding in Ukrsotsbank in Ukraine

Date of entry: 5 July 2007

Bank Austria Creditanstalt AG (BA-CA), responsible within the UniCredit Group for commercial banking activities in CEE, has signed an agreement to acquire approximately 95 percent of the share capital of Ukrsotsbank (USB) from the Group of investors represented by Interpipe Group.

The acquisition of USB will reinforce the Group's presence in Ukraine, one of the fastest growing markets in the region, where the UniCredit Group is already present through its subsidiaries HVB Ukraine and UniCredit Bank Ltd.

Following the recent announcement of the acquisition of ATF Bank in Kazakhstan, this transaction represents a further step by the UniCredit Group to strengthen its leadership in the CEE/CIS area.

The purchase price for the entire outstanding share capital of USB is USD 2,070 million (EUR 1,520 million at current exchange rates), plus an amount equal to the capital increase (currently estimated at around USD 130 million or ca. EUR 95 million) to be subscribed for by USB's existing shareholders before completion of the transaction. The transaction is expected to be completed in the last quarter of 2007, and the purchase price will comprise a post-closing price adjustment based on USB's net asset value at closing. The transaction will be financed entirely from BA-CA's existing cash resources. Completion of the transaction is subject to the satisfaction of a number of conditions including, inter alia, receipt of all necessary regulatory authorizations and consents.

Credit Suisse and UniCredit Markets & Investment Banking acted as financial advisors to UniCredit and BA-CA, with Allen&Overy acting as legal advisor.

About USB
USB was established in 1991 and is currently listed on the Ukrainian stock exchange. Historically, USB has concentrated its activities into the corporate and SME sectors. The bank shifted its activity towards retail banking following the acquisition by a Group of investors represented by Interpipe, one of the largest industrial groups in Ukraine. At present, the bank is considering to diversify its activities into asset management, financial consulting and pension funds.

As of 31 December 2006, USB was the 6th largest bank in Ukraine by net customer loans (EUR 1.9 billion, +78 percent over 2005 at historic Euro exchange rate, representing a market share of 5.3 percent) and 4th by customer deposits (EUR 1.6 billion, +30 percent over 2005, 5.8 percent market share). At the same date, the bank had total assets for approximately EUR 2.6 billion.
USB's business model is primarily oriented towards retail banking (55 percent of the loan portfolio and 8.9 percent market share as of 31 December 2006) coupled with a solid presence in the corporate and SME sector, accounting for the residual 45 percent of the loan portfolio (3.4 percent market share). As of December 2006, USB's network consisted of 497 branches, 7th largest network in Ukraine.

Enquiries:
Michael Bauer
Investor Relations Bank Austria Creditanstalt
phone: +43 (0) 50505 - 58809
e-mail: michael.bauer@ba-ca.com

Issuer:
Bank Austria Creditanstalt AG
Vordere Zollamtsstraße 13, 1030 Vienna, Austria
e-mail: IR@ba-ca.com
Internet: http://ir.ba-ca.com

Share:

ISIN:	Listed:
AT0000995006	Vienna, standard market auction
	Warsaw, main market

Largest bonds by volume issued:

ISIN:	Stock exchanges:
xs 0211008544	Luxembourg
xs 0206399627	Luxembourg

Further stock exchanges where bonds are admitted to listing:
Vienna, Frankfurt, Paris, Amsterdam

Bank Austria Creditanstalt

Drucken

Ad hoc announcement pursuant to § 48d (1) BörseG

21.06.2007

BA-CA signs agreement to acquire ATF Bank in Kazakhstan

Date of entry: 21 June 2007

Bank Austria Creditanstalt, responsible within the UniCredit Group for commercial banking activities in CEE, has signed a share purchase agreement with private shareholders to acquire a majority shareholding in ATF Bank today. With total assets of EUR 6.3 billion and a market share of 11.8 per cent, ATF Bank is the third largest Kazakh bank. Additionally, ATF Bank is present with own subsidiaries in the Republic of Kyrgyzstan, in the Republic of Tajikistan and in the Russian Federation (Omsk region).

The purchase price for the entire outstanding capital of ATF is USD 2,175 million (EUR 1,625 million at current exchange rates), plus an amount equal to the capital increase (currently estimated at around USD 100 million or approx. EUR 75 million) to be subscribed by ATF's existing shareholders before completion of the transaction. Since the transaction is expected to be completed during the second half of 2007, the purchase will be adjusted by an amount equal to 50 per cent of ATF Bank's 2007 net profit. The transaction will be financed entirely from existing internal resources.

BA-CA's objective is to acquire up to 100 per cent of ATF's outstanding share capital through the acquisition of shares from the current majority shareholders and the mandatory tender offer to be launched for the remaining minorities. Following these steps, the level of ownership will be at least equal to 85% of the outstanding share capital of the bank.

This transaction confirms the continued strong commitment of UniCredit Group to the CEE region. Through the acquisition of ATF, the Group will strengthen its network through a leading presence in the Republic of Kazakhstan, as well as additional operations in the Republic of Kyrgyzstan, the Republic of Tajikistan and the Russian Federation. The expansion in to the Republic of Kazakhstan, the ninth largest country of the world, is a natural development of the Group's growth strategy pursued in Central and Eastern Europe.

Completion of the transaction is subject to the satisfaction of a number of conditions including, without limitation, receipt of all necessary regulatory authorizations and consents.

Credit Suisse and UniCredit Markets & Investment Banking acted as financial advisors to UniCredit and BA-CA, with Allen&Overy acting as legal advisor.

Enquiries:
Michael Bauer
Investor Relations Bank Austria Creditanstalt
phone: +43 (0) 50505 - 58809
e-mail: michael.bauer@ba-ca.com

Issuer:
Bank Austria Creditanstalt AG
Vordere Zollamtsstraße 13, 1030 Vienna, Austria
e-mail: IR@ba-ca.com
Internet: http://ir.ba-ca.com

Share:
ISIN: AT0000995006

Listed:
Vienna, prime market
Warsaw, main market

Largest bonds by volume issued:

ISIN:	Stock exchanges:
xs 0211008544	Luxembourg
xs 0206399627	Luxembourg

Further stock exchanges where bonds are admitted to listing:
Vienna, Frankfurt, Paris, Amsterdam

Bank Austria Creditanstalt

Drucken

IR Release

03.08.2007

Results for the first six months of 2007: Bank Austria Creditanstalt as part of UniCredit Group on growth path

- **Consolidated profit up by 76 per cent to EUR 1.2 billion**
- **Business with Austrian retail customers confirms turnaround**
- **CEE Division substantially strengthened and growing strongly**

Bank Austria Creditanstalt (BA-CA) continued to increase its earnings power substantially in the first six months of 2007. Contributions to this strong performance came from all of the bank's Divisions. Austrian customer business improved significantly and the CEE Division, comprising the banks in Central and Eastern Europe, grew very strongly. The group of consolidated companies of BA-CA has significantly widened as a result of the bundling of all CEE banks (except Poland's Markets) in UniCredit Group's CEE Division, which is managed out of Vienna. To make the BA-CA results for the first half of 2007 comparable with the same period of the previous year, we have recalculated the figures for the first half of 2006 on a pro-forma basis reflecting the new structure of BA-CA.

In the first half of 2007, BA-CA's net profit after tax and minorities increased by 76.1 per cent to EUR 1,208 million (first six months of 2006: pro forma EUR 686 million). Return on equity after tax was 18.7 per cent. The cost/income ratio, at 48.9 per cent, declined to a level below the 50 per cent mark for the first time (first six months of 2006: pro forma 57.7 per cent).

IR Release download (PDF; 156 KB)
charts (PDF; 55 KB)

Bank Austria Creditanstalt

RECEIVED

2007 SEP 17 P 1:53

Member of UniCredit Group

Income statement of the Bank Austria Creditanstalt Group for the first six months of 2007
Pro-forma figures for the first six months of 2006 after changes in the group of consolidated companies

	1 Jan.-30 June 2007 in EUR m	1 Jan.- 30 June 2006 in EUR m pro forma	Change in EUR m	Change in %
Net interest	1,735	1,485	250	16.8
Dividend income	42	58	-16	-27.5
Income from investments in companies valued at equity	61	38	23	59.4
Net interest income	**1,838**	**1,582**	**257**	**16.2**
Net fee and commission income	1,054	897	158	17.6
Net trading income	224	314	-90	-28.7
Net other operating income/expenses	124	58	67	>100
TOTAL REVENUES	**3,241**	**2,850**	**391**	**13.7**
Staff expenses	-852	-908	56	-6.2
Other administrative expenses	-589	-559	-29	5.3
Recovery of expenses	1	1	0	52.3
Amortisation, depreciation and impairment losses on intangible and tangible assets	-144	-178	35	-19.4
OPERATING EXPENSES	**-1,584**	**-1,645**	**61**	**-3.7**
OPERATING PROFIT	**1,657**	**1,205**	**452**	**37.5**
Provisions for risks and charges	-47	-21	-26	>100
Goodwill impairment	0	-8	8	
Net writedowns of loans and provisions for guarantees and commitments	-208	-205	-2	1.2
Net income from investments	132	26	106	>100
Integration costs	-8	0	-8	
PROFIT BEFORE TAX	**1,528**	**997**	**531**	**53.2**
Income tax	-259	-236	-23	9.8
NET PROFIT	**1,269**	**761**	**508**	**66.7**
Minority interests	-60	-75	14	-19.2
CONSOLIDATED PROFIT	**1,208**	**686**	**522**	**76.1**

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
A-1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Bank Austria
Creditanstalt

Member of UniCredit Group

Income statement of the Bank Austria Creditanstalt Group for the first six months of 2007

	1 Jan.-30 June 2007 in EUR m	1 Jan.- 30 June 2006 in EUR m	Change in EUR m	Change in %
Net interest	1,735	1,202	533	44.4
Dividend income	42	62	-19	-31.3
Income from investments in companies valued at equity	61	36	25	69.4
Net interest income	**1,838**	**1,299**	**539**	**41.5**
Net fee and commission income	1,054	874	181	20.7
Net trading income	224	260	-36	-13.8
Net other operating income/expenses	124	19	105	>100
TOTAL REVENUES	**3,241**	**2,452**	**789**	**32.2**
Staff expenses	-852	-805	-48	5.9
Other administrative expenses	-589	-465	-124	26.7
Recovery of expenses	1		1	
Amortisation, depreciation and impairment losses on intangible and tangible assets	-144	-135	-8	6.2
OPERATING EXPENSES	**-1,584**	**-1,405**	**-179**	**12.7**
OPERATING PROFIT	**1,657**	**1,047**	**610**	**58.3**
Provisions for risks and charges	-47	-2	-44	>100
Goodwill impairment	0	-8	8	
Net writedowns of loans and provisions for guarantees and commitments	-208	-195	-13	6.5
Net income from investments	132	707	-575	-81.3
Integration costs	-8	0	-8	
PROFIT BEFORE TAX	**1,528**	**1,549**	**-21**	**-1.4**
Income tax	-259	-164	-95	58.1
NET PROFIT	**1,269**	**1,385**	**-116**	**-8.4**
Minority interests	-60	-69	9	-13.1
CONSOLIDATED PROFIT	**1,208**	**1,316**	**-107**	**-8.2**

Business segments H1 2007 / H1 2006

EUR m		RETAIL DIVISION	PRIVATE BANKING & ASSET MANAGEMENT DIVISION	CORPORATES DIVISION	CENTRAL EASTERN EUROPE DIVISION	MARKETS & INVESTMENT BANKING DIVISION	CORPORATE CENTER	BA-CA GROUP
Net interest income	**1-6 2007**	**372**	**8**	**316**	**983**	**112**	**47**	**1,838**
	1-6 2006	**388**	**6**	**317**	**536**	**31**	**21**	**1,299**
Net fee and commission income	1-6 2007	283	67	205	432	77	-10	1,054
	1-6 2006	264	65	195	332	36	-18	874
Net trading income	1-6 2007	0	1	0	94	103	26	224
	1-6 2006	-1	0	-1	88	153	21	260
Net other operating income/expenses	1-6 2007	-16	18	40	59	7	17	125
	1-6 2006	-8	13	16	-6	3	2	19
Net non-interest income	**1-6 2007**	**267**	**85**	**245**	**585**	**187**	**33**	**1,403**
	1-6 2006	**255**	**78**	**210**	**413**	**192**	**4**	**1,153**
TOTAL REVENUES	**1-6 2007**	**639**	**94**	**561**	**1,568**	**299**	**80**	**3,241**
	1-6 2006	**643**	**84**	**527**	**949**	**223**	**25**	**2,452**
OPERATING EXPENSES	**1-6 2007**	**-470**	**-49**	**-208**	**-787**	**-112**	**41**	**-1,584**
	1-6 2006	**-539**	**-49**	**-213**	**-491**	**-75**	**-37**	**-1,405**
OPERATING PROFIT	**1-6 2007**	**170**	**44**	**354**	**782**	**187**	**121**	**1,657**
	1-6 2006	**104**	**35**	**314**	**459**	**148**	**-12**	**1,047**
Provisions for risks and charges	1-6 2007	-2	0	0	-29	-2	-12	-46
	1-6 2006	-1	-1	1	1	0	-3	-2
Goodwill impairment	1-6 2007	0	0	0	0	0	0	0
	1-6 2006	-8	0	0	0	0	0	-8
Net writedowns of loans and provisions for guarantees and commitments	1-6 2007	-109	0	-30	-69	0	0	-208
	1-6 2006	-104	0	-28	-68	1	3	-195
Net income from investments	1-6 2007	13	0	0	3	3	113	132
	1-6 2006	2	0	9	-9	5	700	707

Business segments H1 2007 / H1 2006

EUR m		RETAIL DIVISION	PRIVATE BANKING & ASSET MANAGEMENT DIVISION	CORPORATES DIVISION	CENTRAL EASTERN EUROPE DIVISION	MARKETS & INVESTMENT BANKING DIVISION	CORPORATE CENTER	BA-CA GROUP
Integration costs	1-6 2007	0	-1	0	-7	0	0	-8
	1-6 2006	0	0	0	0	0	0	0
PROFIT BEFORE TAX	**1-6 2007**	**72**	**44**	**323**	**679**	**187**	**222**	**1,528**
	1-6 2006	**-7**	**34**	**296**	**383**	**155**	**689**	**1,549**
Income tax	1-6 2007	-16	-11	-67	-128	-42	5	-259
	1-6 2006	3	-8	-67	-80	-27	14	-164
NET PROFIT	**1-6 2007**	**56**	**33**	**256**	**552**	**146**	**227**	**1,269**
	1-6 2006	**-4**	**26**	**230**	**303**	**128**	**703**	**1,385**
Risk-weighted assets	**1-6 2007**	**16,355**	**449**	**31,552**	**42,474**	**4,484**	**4,242**	**99,556**
(average, Austrian Banking Act)	**1-6 2006**	**16,257**	**452**	**30,868**	**26,272**	**3,284**	**1,988**	**79,121**
Equity allocated (average)	1-6 2007	1,031	201	2,332	6,751	428	2,789	13,532
	1-6 2006	1,170	155	2,407	3,949	309	-244	7,747
Return on equity before tax in %	1-6 2007	*14.0*	*43.6*	*27.7*	*20.1*	*87.5*	*n.m.*	*22.6*
	1-6 2006	*-1.3*	*44.2*	*24.6*	*19.4*	*100.1*	*n.m.*	*40.0*
Return on equity after tax before	1-6 2007	*10.9*	*32.4*	*22.0*	*16.3*	*68.0*	*n.m.*	*18.8*
deduction of minority interests in %	1-6 2006	*-0.7*	*33.7*	*19.1*	*15.3*	*82.7*	*n.m.*	*35.8*
Cost/income ratio in %	1-6 2007	*73.5*	*52.5*	*37.0*	*50.2*	*37.5*	*n.m.*	*48.9*
	1-6 2006	*83.9*	*58.6*	*40.5*	*51.7*	*33.7*	*n.m.*	*57.3*
Risk/earnings ratio in %	1-6 2007	*29.2*	*n.m.*	*9.5*	*7.0*	*0.0*	*n.m.*	*11.3*
	1-6 2006	*26.7*	*n.m.*	*8.7*	*12.7*	*3.4*	*n.m.*	*15.0*

n.m. = not meaningful

Balance sheet of the Bank Austria Creditanstalt Group at 30 June 2007

Assets	30 June 2007 in EUR m	30 June 2006 in EUR m	Change in EUR m	Change in %
Cash and cash balances	2,878	1,584	1,295	81.8%
Financial assets held for trading	17,280	16,676	604	3.6%
Financial assets at fair value through profit and loss	616	487	129	26.5%
Available-for-sale financial assets	11,321	9,697	1,625	16.8%
Held-to-maturity investments	8,948	5,772	3,177	55.0%
Loans and receivables with banks	46,600	32,486	14,115	43.4%
Loans and receivables with customers	104,623	80,104	24,520	30.6%
Investments in associates and joint ventures	1,900	1,890	11	0.6%
Property, plant and equipment	2,145	1,373	772	56.2%
Intangible assets	2,778	1,052	1,725	>100
Tax assets	1,195	998	197	19.7%
Non-current assets and disposal groups classified as held for sale	173	15	159	>100
Other assets	2,590	2,123	467	22.0%
TOTAL ASSETS	**203,049**	**154,255**	**48,794**	**31.6%**

Liabilities and equity	30 June 2007 in EUR m	30 June 2006 in EUR m	Change in EUR m	Change in %
Deposits from banks	60,563	48,309	12,255	25.4%
Deposits from customers	84,708	54,969	29,739	54.1%
Debt certificates including bonds	25,822	25,347	475	1.9%
Financial liabilities held for trading	5,148	5,264	-116	-2.2%
Financial liabilities at fair value through profit and loss	2,196	1,731	465	26.9%
Tax liabilities	871	587	284	48.5%
Liabilities included in disposal groups classified as held for sale	85	0	85	>100
Other liabilities	4,508	3,394	1,113	32.8%
Provisions	4,672	4,513	158	3.5%
Insurance reserves	165	0	165	>100
Equity	14,310	10,140	4,170	41.1%
of which: minority interests	677	213	463	>100
TOTAL LIABILITIES AND EQUITY	**203,049**	**154,255**	**48,794**	**31.6%**

Bank Austria Creditanstalt

Drucken

IR Release

27.07.2007

Bank Austria Creditanstalt acquires FactorBank

- **Acquisition of all FactorBank shares held by RZB and Oberbank**
- **Josef Ribisch and Alessandro Bertoldo will be the new management team**
- **FactorBank will launch new products on the growing market for factoring**

Bank Austria Creditanstalt (BA-CA) is taking over FactorBank. BA-CA acquires 38 per cent of the shares in FactorBank from Raiffeisen Zentralbank and 10 per cent of FactorBank's shares from Oberbank. This means that BA-CA holds all shares in FactorBank. The sellers and the buyer have agreed not to disclose details of the purchase price.
FactorBank purchases receivable, thereby enabling companies to strengthen their liquidity and improve their balance sheet structure. With four decades of experience, FactorBank is the oldest factoring company in the Austrian market. The total volume of purchased receivables is about EUR 1.2 billion, making FactorBank the second-largest of the five factoring companies operating in Austria. At present the Vienna-based bank has about 40 employees.

The new management board of FactorBank will consist of **Josef Ribisch** (40) and **Alessandro Bertoldo** (46). Mr Ribisch will be responsible for sales of FactorBank's services and Mr Bertoldo will have responsibility for back-office activities. The new management team will take advantage of the fact that the Austrian market for factoring services is lagging behind other European countries and is growing faster than the Austrian credit and leasing markets: "In the area of factoring, Austria is a growth market with large potential which we want to exploit with FactorBank," says Josef Ribisch. Alessandro Bertoldo: "For this purpose FactorBank will reshape its business model. New products will also help to pursue further growth and achieve an increase in revenues."

Until recently, FactorBank's managing directors were Alfred Fadinger and Johann Toth. Alfred Fadinger has made a significant contribution to the strong position enjoyed by FactorBank in the Austrian factoring market today. He will assume a new function outside FactorBank. Johann Toth, who has so far also been managing director of BA-CA Private Equity, will additionally perform the function of chairman of FactorBank's supervisory board.

Deputy chairman of the supervisory board will become Fausto Galmarini, who is responsible for all factoring business within UniCredit Group.
In pursuing its growth strategy, FactorBank can build on UniCredit Group's Europe-wide experience of factoring operations. Italy is the largest factoring market in the euro area, with purchased receivable reaching a total volume of about eight per cent of the country's gross domestic product. This compares with only two per cent of GDP in Austria.

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05.07.2007

BA-CA signs agreement to acquire majority shareholding in Ukrsotsbank in Ukraine

Bank Austria Creditanstalt AG (BA-CA), responsible within the UniCredit Group for commercial banking activities in CEE, has signed an agreement to acquire approximately 95 percent of the share capital of Ukrsotsbank (USB) from the group of investors represented by Interpipe Group.

The acquisition of USB will reinforce the Group's presence in Ukraine, one of the fastest growing markets in the region, where the UniCredit Group is already present through its subsidiaries HVB Ukraine and UniCredit Bank Ltd.

Following the recent announcement of the acquisition of ATF Bank in Kazakhstan, this transaction represents a further step by the UniCredit Group to strengthen its leadership in the CEE/CIS area.

The purchase price for the entire outstanding share capital of USB is USD 2,070 million (EUR 1,520 million at current exchange rates), plus an amount equal to the capital increase (currently estimated at around USD 130 million or ca. EUR 95 million) to be subscribed for by USB's existing shareholders before completion of the transaction. The transaction is expected to be completed in the last quarter of 2007, and the purchase price will comprise a post-closing price adjustment based on USB's net asset value at closing. The transaction will be financed entirely from BA-CA's existing cash resources. Completion of the transaction is subject to the satisfaction of a number of conditions including, inter alia, receipt of all necessary regulatory authorizations and consents.

Credit Suisse and UniCredit Markets & Investment Banking acted as financial advisors to UniCredit and BA-CA, with Allen&Overy acting as legal advisor.

About USB

USB was established in 1991 and is currently listed on the Ukrainian stock exchange. Historically, USB has concentrated its activities into the corporate and SME sectors. The bank shifted its activity towards retail banking following the acquisition by a Group of investors represented by Interpipe, one of the largest industrial groups in Ukraine. At present, the bank is considering to diversify its activities into asset management, financial consulting and pension funds.

As of 31 December 2006, USB was the 6th largest bank in Ukraine by net customer loans (EUR 1.9 billion, +78 percent over 2005 at historic Euro exchange rate, representing a market share of 5.3 percent) and 4th by customer deposits (EUR 1.6 billion, +30 percent over 2005, 5.8 percent market share). At the same date, the bank had total assets for approximately EUR 2.6 billion.

USB's business model is primarily oriented towards retail banking (55 percent of the loan portfolio and 8.9 percent market share as of 31 December 2006) coupled with a solid presence in the corporate and SME sector, accounting for the residual 45 percent of the loan portfolio (3.4 percent market share). As of December 2006, USB's network consisted of 497 branches, 7th largest network in Ukraine.

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21.06.2007

BA-CA signs agreement to acquire ATF Bank in Kazakhstan

Bank Austria Creditanstalt (BA-CA), responsible within the UniCredit Group for commercial banking activities in CEE, has signed a share purchase agreement with private shareholders to acquire a majority shareholding in ATF Bank today. With total assets of EUR 6.3 billion and a market share of 11.8 per cent, ATF Bank is the third largest Kazakh bank. Additionally, ATF Bank is present with own subsidiaries in the Republic of Kyrgyzstan, in the Republic of Tajikistan and in the Russian Federation (Omsk region).

The purchase price for the entire outstanding capital of ATF is USD 2,175 million (EUR 1,625 million at current exchange rates), plus an amount equal to the capital increase (currently estimated at around USD 100 million or approx. EUR 75 million) to be subscribed by ATF's existing shareholders before completion of the transaction. Since the transaction is expected to be completed during the second half of 2007, the purchase will be adjusted by an amount equal to 50 per cent of ATF Bank's 2007 net profit. The transaction will be financed entirely from existing internal resources.

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20.06.2007

BA-CA to acquire a 9.97% interest in its Russian subsidiary IMB

Today, Bank Austria Creditanstalt (BA-CA) has given notice to the European Bank for Reconstruction and Development (EBRD) to exercise its call option to acquire 12,978 common shares of its Russian subsidiary International Moscow Bank (IMB), representing a shareholding of 2.79 per cent of IMB's total share capital. Pursuant to the call option agreement, the price for such shares will be ca. US$ 41.3 million (€30.8 million).

In addition, BA-CA and EBRD have today signed an agreement to acquire a further 6,822 common shares and 26,533 preference shares of IMB, representing a shareholding of 7.17 per cent of IMB's total share capital for a price of US$ 188.1 million (€140.4 million).

Following completion of the acquisition of the shares held by EBRD, which is currently expected to take place in July subject to regulatory approvals, BA-CA will hold 100 per cent of IMB's total share capital.

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04.05.2007

BA-CA: Annual General Meeting approves squeeze-out

At the Annual General Meeting of Bank Austria Creditanstalt (BA-CA), the squeeze-out of minority shareholders against a cash compensation of EUR 129.4 was approved yesterday evening with a majority of 98.6 per cent of the voting rights (under the new Austrian Squeeze-out Act). This is significantly above the 90 per cent level required under Austrian law. The announced proposal for a dividend of EUR 4 for 2006 was accepted (2005: EUR 2.50).

Details of the decisions can be downloaded shortly on BA-CA's website at http://ir.ba-ca.com

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27.06.2007

BA-CA opens representative office in Montenegro

Bank Austria Creditanstalt (BA-CA), responsible for Central and Eastern Europe within UniCredit Group, opened a representative office in Montenegro. BA-CA gives local companies access to international markets and makes the network and the full expertise of UniCredit Group available to these companies. On the other hand, the bank will accompany international investors planning to expand into Montenegro.

The young state at the Adriatic sea has around 700,000 inhabitants. The representative office of BA-CA is located in the capital Podgorica, the economic centre of the country. The office will be headed by Milan Djordjevic. Djordjevic, 53, is working for BA-CA in different positions in the region of South-East Europe since 2001.

The contact data of the representative office are:
Hercegovacka 13, 81000 Podgorica, Montenegro (MNE)
phone: +382 81 66 77 40
+382 81 66 77 41
Fax: +382 81 66 77 42
e-mail: BA-CA@cg.yu

BA-CA is the CEE hub of UniCredit Group. UniCredit is one of the largest European banks. In CEE, the Group operates the largest international banking network with over 3,100 branches, more than 65,000 employees serve approximately 24 million customers.

Enquiries: Bank Austria Creditanstalt, Communications CEE;
Ildiko Füredi-Kolarik, Tel. +43 (0)5 05 05-56102;
e-mail: ildiko.fueredi@ba-ca.com

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21.06.2007

BA-CA signs agreement to acquire ATF Bank in Kazakhstan

Bank Austria Creditanstalt (BA-CA), responsible within the UniCredit Group for commercial banking activities in CEE, has signed a share purchase agreement with private shareholders to acquire a majority shareholding in ATF Bank today. With total assets of EUR 6.3 billion and a market share of 11.8 per cent, ATF Bank is the third largest Kazakh bank. Additionally, ATF Bank is present with own subsidiaries in the Republic of Kyrgyzstan, in the Republic of Tajikistan and in the Russian Federation (Omsk region).

The purchase price for the entire outstanding capital of ATF is USD 2,175 million (EUR 1,625 million at current exchange rates), plus an amount equal to the capital increase (currently estimated at around USD 100 million or approx. EUR 75 million) to be subscribed by ATF's existing shareholders before completion of the transaction. Since the transaction is expected to be completed during the second half of 2007, the purchase will be adjusted by an amount equal to 50 per cent of ATF Bank's 2007 net profit. The transaction will be financed entirely from existing internal resources.

BA-CA's objective is to acquire up to 100 per cent of ATF's outstanding share capital through the acquisition of shares from the current majority shareholders and the mandatory tender offer to be launched for the remaining minorities. Following these steps, the level of ownership will be at least equal to 85 per cent of the outstanding share capital of the bank.

This transaction confirms the continued strong commitment of UniCredit Group to the CEE region. Through the acquisition of ATF, the Group will strengthen its network through a leading presence in the Republic of Kazakhstan, as well as additional operations in the Republic of Kyrgyzstan, the Republic of Tajikistan and the Russian Federation. The expansion in to the Republic of Kazakhstan, the ninth largest country of the world, is a natural development of the Group's growth strategy pursued in the CEE and CIS countries.

Completion of the transaction is subject to the satisfaction of a number of conditions including, without limitation, receipt of all necessary regulatory authorizations and consents.

Credit Suisse and UniCredit Markets & Investment Banking acted as financial advisors to UniCredit and BA-CA, with Allen&Overy acting as legal advisor.

About ATF Bank

ATF Bank was established in 1995 by a number of Kazakh and foreign investors to provide mainly trade finance business. Over the years, the bank developed into a universal financial institution both organically and through acquisitions domestically and in Central Asia. The bank has a network of subsidiaries in Central Asia, where it owns 94.2 per cent of ATF Bank in the Republic of Kyrgyzstan, 100 per cent of Bank Sibir in the Russian Federation (Omsk region) and 75.1 per cent of Sohibcorbank in the Republic of Tajikistan. ATF is also active in insurance, pension funds and leasing.

As of 31 December 2006, with EUR 6.3 billion total assets (+178% over 2005 at historic Euro exchange rate) and a market share of 11.8 per cent ATF Bank was the third largest bank in the Republic of Kazakhstan. ATF's primary business is corporate and SME, although the weight of retail banking has been rapidly increasing in the recent years. As of June 2007, ATF's branch network consisted of 110 branches.

About UniCredit

With a market capitalization of approximately EUR 70 billion, UniCredit ranks among the top financial groups in Europe, and has a presence in 20 countries, with over 35 million clients and 7,200 branches, approximately 142,000 employees and total assets of approximately EUR 823 billion as of 31 December 2006. Upon completion of the merger with Capitalia (announced on 20 May 2007), UniCredit will significantly strengthen its presence in Italy, which is one of its key markets alongside Germany and Austria, increasing its market

capitalization, on a pro-forma basis, to approximately EUR 90 billion.

Within UniCredit Group, BA-CA is responsible of managing the activities in the CEE region. The Group operates the largest international banking network in CEE with more than 3,100 branches, 65,000 employees serve approximately 24 million customers. Currently, the Group operates in the following countries: Azerbaijan, Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Romania, Russia, Serbia, Slovakia, Slovenia, Turkey and Ukraine.

Enquiries: Bank Austria Creditanstalt, Communications CEE;
Ildiko Füredi-Kolarik, Tel. +43 (0)5 05 05-56102;
e-mail: ildiko.fueredi-kolarik@ba-ca.com

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20.06.2007

BA-CA to acquire a 9.97% interest in its Russian subsidiary IMB

- **Shares will be acquired from EBRD**
- **After the acquisition, BA-CA will hold 100 per cent of IMB**

Today, Bank Austria Creditanstalt (BA-CA) has given notice to the European Bank for Reconstruction and Development (EBRD) to exercise its call option to acquire 12,978 common shares of its Russian subsidiary International Moscow Bank (IMB), representing a shareholding of 2.79 per cent of IMB's total share capital. Pursuant to the call option agreement, the price for such shares will be ca. US$ 41.3 million (€30.8 million).

In addition, BA-CA and EBRD have today signed an agreement to acquire a further 6,822 common shares and 26,533 preference shares of IMB, representing a shareholding of 7.17 per cent of IMB's total share capital for a price of US$ 188.1 million (€140.4 million).

Following completion of the acquisition of the shares held by EBRD, which is currently expected to take place in July subject to regulatory approvals, BA-CA will hold 100 per cent of IMB's total share capital.

"Russia is one of our key growth markets in Central and Eastern Europe, it offers enormous possibilities which we want to use. The acquisition of the EBRD shares in IMB is a further step of our expansion plan in Russia. Next, as we already announced, we will continue our organic growth and double the branch network of IMB to 120 outlets by the end of 2008", says Erich Hampel, Head of UniCredit Group's CEE Division.

International Moscow Bank was established in October 1989 and was the first international bank in Russia. Originally specialized in corporate banking, IMB is currently focusing on a significant expansion of its retail banking activities. At present IMB is the 8th largest bank in

Russia, with total assets of EUR 7.8 billion as at 31 March 2007. The bank currently employs some 2,100 staff and serves 280,000 customers in 48 branches.

With a current market capitalization of approximately €70 billion, ranking among the top financial groups in Europe, UniCredit Group has a presence in 20 core countries, with over 35 million clients and 7,200 branches, approximately 142 thousand employees and total assets of approximately €846 billion as of 31 March 2007. Upon completion of the merger with Capitalia (announced on 20 May 2007), UniCredit Group will significantly strengthen its presence in Italy, which is one of its key markets alongside Germany and Austria, increasing its market capitalization, on a pro-forma basis, to approximately €90 billion.

Enquiries: Bank Austria Creditanstalt, Communications CEE;
Ildiko Füredi-Kolarik, Tel. +43 (0)5 05 05-56102;
e-mail: ildiko.fueredi-kolarik@ba-ca.com

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13.06.2007

BA-CA's SME financier, EK Fin, is to take over the German Moll Group

EK Mittelstandsfinanzierungs AG (EK Fin) is acquiring 80% of the shares in the German mechanical engineering group, the Moll Group. With an annual turnover of EUR 43 million, the Bavarian based company, which was previously family owned, ranks as one of the most important suppliers of production machinery to the German automotive industry. As the private equity fund of Bank Austria Creditanstalt (BA-CA), EK Fin is therefore continuing its role as a financial investor and financier. It has been agreed that the purchase price will be kept secret.

In the past two decades, the Moll Group, which has been family owned since it was established in 1918, has evolved into one of the most effective suppliers in the German speaking world, particularly in the fields of materials handling technology and custom engineering. Thanks to its high quality standards in developing, designing and manufacturing its machines, Moll and its 165 employees now ranks among the top 10 machinery suppliers to the BMW Group and is listed as a preferred supplier by such reputable automotive manufacturers as Daimler-Chrysler, VW and Porsche. "We have added a top-performing company to our portfolio with the Moll Group. Moll has a great deal of potential. We want to develop this by stepping up its sales activities and appealing to new customer groups and sales markets", say the members of EK Fin's Managing Board, Klaus Haberzettl and Bernd Lechner.

EK Fin is one of the leading Austrian private equity funds. It has funds of EUR 50 million of which just over 55% are invested. Its core shareholder is BA-CA. EK Fin finances corporate expansion, acquisitions, management buy-outs and buy-ins. It invests funds of between EUR 1.5 and 7.0 million, generally acquiring stakes of between 10 and 49 per cent.

Klaus Haberzettl, CEO
Bernd Lechner, Member of the Managing Board
EK Mittelstandsfinanzierungs AG
Tel: +43 (1) 532 89 79/11
www.ekfin.at

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04.06.2007

The new UniCredit Tiriac Bank starts operations in Romania

The merger of the UniCredit Group banking subsidiaries in Romania, HVB Tiriac Bank and UniCredit Romania was finalised on 1 June by creating a new financial institution, UniCredit Tiriac Bank. UniCredit Tiriac Bank is the fourth largest bank in Romania with 3.7 billion Euro total assets, more than 600,000 customers and an extensive network of 132 branches.

The new bank's offer combines the strengths and the best practice of Banca Tiriac, HVB Bank and UniCredit Romania. HVB Bank had solid partnerships with large corporates and multinationals, Banca Tiriac was particularly strong on the individual customers segment and SMEs, while UniCredit Romania focused on Romanian medium sized companies. Together they became a leading bank of the country, offering all these client groups state-of-the-art products and an access to the international network of UniCredit Group.

A strong management team was selected to head the new bank. The Management Board consists of Rasvan Radu, CEO; Melih Mengu, Corporate Business; Andreas Gschwenter, Global Business Services; Marco Cravario, Chief Financial Officer; Armin Huber, Risk Management. Dan Pascariu is the Chairman of the Board of Administration.

UniCredit Group is one of the largest European banks. In CEE, the Group operates the largest international banking network with over 3,100 business units. More than 65,000 employees serve approximately 24 million customers.

The group operates in the following countries: Azerbaijan, Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Romania, Russia, Serbia, Slovakia, Slovenia, Turkey and Ukraine.

Enquiries: Bank Austria Creditanstalt, Communications CEE
Ildiko Füredi-Kolarik, Tel. +43 (0)5 05 05-56102
e-mail: ildiko.fueredi-kolarik@ba-ca.com

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24.05.2007

BA-CA intensifies cooperation with Russian bank to support future growth of Austrian exports

On the occasion of the state visit by Russia's President Vladimir Putin in Vienna, Bank Austria Creditanstalt (BA-CA) has signed two cooperation agreements with Vnesheconombank (VEB), the Russian Bank for Foreign Economic Affairs. BA-CA and VEB have signed a general loan agreement on export finance and a cooperation agreement concerning investments in environmental protection projects in connection with the Kyoto targets. The agreements with VEB are aimed at boosting exports to Russia.

The **general loan agreement** on export finance will facilitate and accelerate the financing of exports to Russia. A special feature of the agreement is its wide reach: it concentrates not only on BA-CA and Austria but also extends to all banks of UniCredit Group and all countries in which UniCredit Group maintains a presence. The **cooperation agreement** on more intensive cooperation in the area of environmental protection projects in connection with the Kyoto Protocol will give additional impetus to Austria's strong environmental technology industry. Closer cooperation between BA-CA and VEB will make it easier to finance exports for Russian buyers, increasing the prospects of success for Austrian companies active in the environmental technology sector.

Within UniCredit Group, Bank Austria Creditanstalt is responsible for the banking network in Central and Eastern Europe. In Russia the bank is represented through International Moscow Bank (IMB). IMB is the eighth-largest bank in Russia, with total assets of about EUR 7 billion and 47 branches. At the end of 2006, BA-CA acquired the brokerage firm ATON.

Enquiries: Bank Austria Creditanstalt Media Relations Austria
Peter N. Thier, tel. +43 (0)5 05 05 52371;
e-mail: peter.thier@ba-ca.com

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04.05.2007

BA-CA: Annual General Meeting approves squeeze-out

- **Proposal for a dividend of EUR 4 per share for 2006 accepted**

At the Annual General Meeting of Bank Austria Creditanstalt (BA-CA), the squeeze-out of minority shareholders against a cash compensation of EUR 129.4 was approved yesterday evening with a majority of 98.6 per cent of the voting rights (under the new Austrian Squeeze-out Act). This is significantly above the 90 per cent level required under Austrian law. The announced proposal for a dividend of EUR 4 for 2006 was accepted (2005: EUR 2.50).

Details of the decisions can be downloaded shortly on BA-CA's website at http://ir.ba-ca.com
Photos of the Annual General Meeting can be found at http://pressefotos.ba-ca.com

Enquiries: Bank Austria Creditanstalt, Media Relations Austria
Peter N. Thier, tel. +43 50505 52371;
E-mail: peter.thier@ba-ca.com

Member of UniCredit Group

Bank Austria Creditanstalt



Interim Report at 30 June 2007

[redacted]

Member of UniCredit Group

Bank Austria Creditanstalt



Markus Prachensky, "Without Title", 1984, BA-CA collection

Interim Report at 30 June 2007

BA-CA at a Glance

Income statement figures (in € m)

	H1 2007	H1 2006	+/–
Net interest income	1,838	1,299	41.5%
Net fee and commission income	1,054	874	20.7%
Net trading income	224	260	–13.8%
Total revenues	3,241	2,452	32.2%
Operating expenses	–1,584	–1,405	12.7%
Operating profit	1,657	1,047	58.3%
Profit before tax	1,528	1,549 [1]	–1.4%
Consolidated profit	1,208	1,316 [1]	–8.2%

1) The income statement for the first half of 2006 includes a one-off capital gain of € 684 m on the sale of HVB Splitska banka.

Volume figures (in € m)

	30 JUNE 2007	31 DEC. 2006	+/–
Total assets	203,049	154,255	31.6%
Loans and receivables with customers	104,623	80,104	30.6%
Primary funds	110,530	80,317	37.6%
Shareholders' equity (excluding minority interests)	13,634	9,927	37.3%
Risk-weighted assets (banking book)	100,739	73,136	37.7%

Key performance indicators (in %)

	H1 2007	2006 [2]	H1 2006
Return on equity after tax (ROE)	18.7%	15.8%	18.3%
Return on assets (ROA)	1.24%	0.70%	0.78%
CEE contribution to profit before tax	44.5%	44.9%	43.6%
Cost/income ratio	48.9%	57.9%	57.3%
Net interest income/avg. risk-weighted assets (banking book)	3.76%	3.50%	3.40%
Risk/earnings ratio	11.3%	14.9%	15.0%
Provisioning charge/avg. risk-weighted assets (banking book)	0.42%	0.52%	0.51%
Total capital ratio (end of period)	13.4%	14.7%	11.2%
Tier 1 capital ratio (end of period)	10.4%	11.6%	7.9%

2) 2006 and H1 2006 adjusted for one-off effects

Staff

	30 JUNE 2007	30 JUNE 2006	+/–
Bank Austria Creditanstalt (full-time equivalent)	49,192	33,068	48.8%
Central and Eastern Europe	37,144	20,375	82.3%
Austria and other subsidiaries	12,048	12,693	–5.1%

Offices

	30 JUNE 2007	30 JUNE 2006	+/–
Bank Austria Creditanstalt	2,284	1,679	36.0%
Central and Eastern Europe	1,885	1,279	47.4%
Austria and other subsidiaries	399	400	–0.2%

Preface by Erich Hampel

Following successful integration, the agenda is now dominated by growth and operational synergies.



UniCredit

Erich Hampel welcoming participants to "2Years together", an event marking the completion of integration in UniCredit Group

Ladies and Gentlemen,

Bank Austria Creditanstalt achieved excellent results for the first half of 2007. The bank has thus underlined its ability to take advantage of opportunities arising from its responsibility for a wider perimeter and from membership of UniCredit Group.

Consolidated profit for the first six months of 2007, at € 1,208 m, far exceeded the level of our operating profits for previous full years. The increase over the figure for the first half of 2006, excluding the one-off capital gain on the sale of HVB Splitska banka, was 91 %.

This improvement in profits reflects the fact that the transfer of CEE operations of UniCredit and HVB has given a strong boost to BA-CA. By far the larger part of the increase, however, comes from the bank's improved performance: if we compare the consolidated profit for the first half of 2007 with the pro-forma figure reflecting the new group of consolidated companies for the same period of the previous year, we can see that the increase was 76 %.

A particularly gratifying feature is that the two core markets CEE and Austria contributed to the improved operating performance in more or less equal measure. While growth was the main performance driver in CEE (new), Austrian customer business made substantial progress in terms of efficiency while revenues remained stable. The turnaround in retail banking business is fully under way. The Corporates and Private Banking & Asset Management business segments continue to develop successfully, using high value-added services to respond to the increasingly professional strategies pursued by our customers. And Markets & Investment Banking even surpassed its excellent performance of the previous year as the supraregional set-up of this Division enables it to meet the needs of globally active customers.

Bank Austria Creditanstalt has entered the second half of the year by swiftly moving forward in both core markets.

By acquiring ATF Bank in Kazakhstan and Ukrsotsbank in Ukraine, we have made acquisitions of key strategic importance. We have gained a foothold in the ninth-largest country in the world and thus in the Central Asian region. From next year onwards, we will strongly develop our business in this promising market, a region which is rich in raw materials.

As work on integration in CEE is almost complete, we are now focusing on our organic growth in this region. We aim to grow with the market and further expand our market position by opening 800 branches in the next three years.

Using network advantages within UniCredit Group is of equal importance to us. We are enhancing the effectiveness of our operations also in local customer business with our cross-regional product lines – ranging from Pioneer, leasing and Global Financial Services (primarily trade-related services) to UniCredit Markets & Investment Banking. On the production side, we will significantly strengthen our competitiveness by establishing specialist competence centres.

On this basis we expect a good second half of 2007 and see big opportunities for further development in the years beyond. We will use these opportunities as a member of UniCredit Group – the largest bank in the euro area after the acquisition of Capitalia.

Yours sincerely,
Erich Hampel
Chairman of the Management Board
of Bank Austria Creditanstalt

Bank Austria Creditanstalt in the First Half of 2007

**CEE: organic growth in the enlarged group of consolidated companies.
Austria: revenues at stable level, progress in cost management.
Increasing importance of using synergies in UniCredit Group.**

Following the numerous structural changes in the previous year, Bank Austria Creditanstalt has been effectively growing into its role within UniCredit Group.

▶ In Central and Eastern Europe (CEE) the bank – with its significantly extended perimeter – is focusing on organic growth: business volume and revenues are strongly expanding and delivering a steadily rising contribution to profits. Moreover, we are strengthening our market position in the entire area through acquisitions and newly established companies to complete our coverage of Central and Eastern Europe and gain a foothold in all growth regions.

▶ Upward trends are also seen in the bank's Austrian business segments: revenues are growing moderately, with quarter-to-quarter fluctuations, for example in net trading income; our efforts to improve cost efficiency and move closer to European standards in this respect are proving successful. On the basis of these developments, operations in Austria have also made a significantly stronger contribution to overall profits.

Profit before tax by quarter (€ m)



421
421
483
1,128
444
514
305
384
484
1,418
265
388
688
688
840
690
Q1/06
Q2/06
Q3/06
Q4/06
Q1/07
Q2/07

: Quarterly results as reported
■ Results for 2006 excluding one-off effects
■ Consistent time series: results reflecting the enlarged group of consolidated companies and adjusted for one-off effects

Upward trend continuing in the second quarter of 2007

In the second quarter of 2007, Bank Austria Creditanstalt generated a consolidated profit (without minority interests) of **€ 674 m**, an increase of 26 % over the preceding quarter. A comparison with the figure for the second quarter of 2006 – on a pro-forma basis in the new perimeter – shows that consolidated profit doubled. Most recently, return on equity (ROE after tax) reached 20.6 %.

Profit before tax for the second quarter of 2007 was € 840 m, up by 22 % on the preceding quarter. The various components of the income statement show that **revenues** remained at the high level of the first quarter of 2007. This development was supported by sustained growth of net interest income (driven by expansion in CEE) and net fee and commission income (across the bank); the increase in these two items offset the decline in net trading income, which returned to a normal level following the exceptionally strong performance in the first quarter of 2007.

The 14 % reduction of **operating expenses** in the second quarter of 2007 compared with the preceding quarter is explained by a one-off effect: as at 1 May 2007, the internal service agreement on the "BA-CA pension equivalent" (ASVG equivalent under Austrian social security legislation) was adjusted to changes in the legal framework (by raising the minimum retirement age, introducing specific reductions and reducing widows' pensions). This enabled the bank to release the amount of € 150 m from the pension provision; the released amount is reflected in income. Without this one-off effect, operating expenses would have been 4 % higher than in the preceding quarter, mainly because of the 7 % increase in CEE resulting from expansion in Central and Eastern Europe.

A comparison with previous quarters shows that, even adjusted for the one-off effect described above, BA-CA again achieved very good results in the second quarter of 2007. This is evident from a consistent time series presenting quarterly results for 2006 on a pro-forma basis reflecting the current group of consolidated companies and adjusted for one-off effects such as capital gains on sales, adjustments to credit risk standards, and integration costs: in the first and second quarters of 2007, profit before tax was significantly higher than in each of the four quarters of the previous year, most recently by 34 % (see chart), even if the amount of € 150 m from the revaluation of pension provisions is not taken into account.

Strong profit growth in the first half of 2007 in both core markets

● Bank Austria Creditanstalt's consolidated profit (after minority interests) for the first half of 2007 reached **€ 1,208 m**, ROE after tax was **18.7 %**. Profit before tax amounted to € 1,528 m, translating into ROE before tax of 22.6 %.

Consolidated profit reported for the first half of 2006 was € 1,316 m and profit before tax for the same period amounted to € 1,549 m, with both figures reflecting the former group of consolidated companies (including profit contributions from Bank BPH and HVB Splitska banka, and the capital gain on the sale of HVB Splitska banka as at 30 June 2006). If the reported figures for the first half of 2006 are replaced by figures recalculated to reflect the current perimeter, i.e. without Bank BPH and HVB Splitska banka (and also excluding capital gains on disposals) and if the first-half 2006 results of the banks newly included in the group of consolidated companies are added, this gives € 686 m for consolidated profit and € 997 m for profit before tax. The pro-forma figures thus calculated for the first half of 2006 are the basis for the following comparison of results and items in the income statement for the first half of 2007.

On a pro-forma basis reflecting the new group of consolidated companies, consolidated profit (after tax and excluding minority interests) rose by 76 % and profit before tax increased by 53 %.

● This improvement in profits is remarkable for its size and **well-balanced in regional terms** (see chart): the two core markets – Austria and CEE (new) – contributed to profit growth in almost equal measure: growth of 53 % or € 531 m in overall profit before tax was supported by the CEE business segment, which improved its profit before tax by 32 % or € 165 m, and by the Austrian business segments without the Corporate Center, which improved their performance by 31 % or € 148 m. These increases are tangible evidence of organic growth in CEE and the improved operating performance in Austrian customer business. The Corporate Center accounted for € 218 m of the total increase in profit before tax, with € 150 m relating to the above-mentioned one-off effect in connection with the revaluation of pension provisions for the ASVG equivalent and € 101 m resulting from the share of Bank BPH's current profits to which BA-CA is entitled in accordance with the terms and conditions of the sale.

● The individual items of the income statement moreover underline the further improvement in the **"quality of BA-CA's results"** through the sustainable development of the bank's performance: revenue growth was much higher than the increase in costs, the share of fee-based business increased, and the provisioning charge remained more or less unchanged despite higher business volume.

▶ In the first half of 2007, **total revenues** (€ 3,241 m) were 14 % up on the level of the previous year. This corresponds to a rise of € 391 m on a pro-forma basis, with the CEE business segment accounting for about 56 % of the increase; the Austrian business segments (including MIB) also made a significant contribution (+ € 170 m or 11 %) to the improvement in total revenues. A closer look however reveals divergent trends between the mature markets and the dynamic emerging markets: BA-CA's **net interest income** rose by 16 % to € 1,838 m. The largest contribution to this increase came from the banking subsidiaries in CEE (+ 20 %), especially those in banking sectors which recorded exceptionally strong growth, with Russia as the top performer. As in 2006, developments in the three Austrian customer business segments (Retail, PB&AM and Corporates) are characterised by the interest rate cycle also in 2007: revenues from lending business were adversely affected by narrow margins with business volume remaining more or less unchanged; in deposit business, revenues were boosted by higher margins, but in particular by higher business volume – bank deposits in the widest sense are now some-

Sharp improvement in results for the first half of 2007 (€ m)



+53%
1,549
997
165
218
1,528
Profit before tax H1/06 as reported
Capital gain on sale of HVB Splitska banka
Effect of consolidation/CEE
Adjustment of previous year's results
Profit before tax H1/06 pro forma
Increase/Austria 1)
Increase/CEE (in new perimeter)
Corporate Center 2)
Increase in H1/07
Profit before tax H1/07 as reported

1) Retail, PB&AM, Corporates and MIB business segments without Corporate Center
2) Also includes one-off effect of € 150 m (revaluation ASVG equivalent) and € 101 m share in profits of Bank BPH

what more attractive due to the higher interest rate levels. On balance, the decline in net interest income in the Austrian customer business segments was moderate (–3%). The successful trading activities of the Markets & Investment Banking (MIB) business segment significantly boosted net interest income for the first half of 2007.

Net fee and commission income grew at a disproportionately strong rate (+18%) to € 1,054 m and accounted for one-third of the bank's total revenues. The increase of this item and its contribution to total revenues are in Austria higher than in CEE. The increase in net fee and commission income was generated especially by securities business (e.g. structured investments) and by the increased use of derivatives in customer business. In CEE, net fee and commission income is already rising faster on account of the growing market penetration with modern payment and securities products in an expanding banking system.

Net trading income for the first six months of 2007 amounted to € 224 m. This very strong performance is above the multi-year average. In the equivalent period of 2006, the bank achieved outstanding quarterly results two times in succession. In the current year, net trading income was weaker in the second quarter, resulting in a decline of 29% in the first six months. Besides market conditions, which were characterised by low volatility in the second quarter, a further consideration is the fact that the MIB Division's performance in the first half of 2007 was reflected particularly strongly in net interest income, one of the reasons being changes in reporting methods. In addition, exchange rate movements resulted in higher hedging costs in the second quarter.

In the item **net other operating income/expenses** (€ 124 m after € 58 m), the main factors of relevance for the reporting period were current income that cannot be allocated to other items and the disposal of real estate in Croatia.

▶ In the first half of 2007, **operating expenses** were € 1,584 m, 4% lower than the pro-forma figure for the same period of the previous year. The reduction resulted from the above-mentioned one-off effect in connection with the revaluation of ASVG-based pension provisions, which reduced staff costs by € 150 m. Adjusted for this one-off effect, operating expenses rose by 5% or € 89 m compared with the previous year (again on a pro-forma basis). In the CEE business segment, costs increased by 8%, half the rate of revenue growth. The cost/income ratio in CEE thus improved from 54.2% to 50.2%; in six countries it is lower than 50%, in some cases significantly below that level – for example, in Russia (36%). This reflects differences in the size of retail banking operations and is also evidence of successful efforts to achieve business expansion while keeping costs low from the very start. In the Austrian business segments, operating expenses, adjusted for the one-off effect, rose by a total 4%. Costs in the three customer business segments were reduced by 9%, and their combined cost/income ratio declined from 63.9 to 56.1%. The Retail Division made the fastest progress in terms of cost efficiency: cost reductions of € 69 m or 13% were an essential factor contributing to the turnaround in this business segment. Nevertheless, the cost/income ratio in this Division, at 73.5%, is still high when compared across UniCredit Group and with other banks in the industry. The cost/income ratio in the Corporates business segment is 37.0%.

The 14% increase in revenues and a cost reduction of 4% in the first half of 2007 resulted in an **operating profit** of € 1,657 m, an improvement of 38% (or 25%, adjusted for the ASVG-related one-off effect).

Key figures for BA-CA
First half of 2007 compared with first half of 2006

€ M AND CHANGE IN % ON PREVIOUS YEAR	H1/07 ACTUAL 1)	H1/06 ACTUAL 2)	+/– %	H1/06 PRO FORMA 3)	+/– %
Total revenues	3,241	2,452	+32%	2,850	+14%
Operating expenses	1,584	1,405	+13%	1,645	–4%
Profit before tax	1,528	865	+77%	997	+53%
... ROE before tax	22.6%	22.8%		...	
Consolidated profit	1,208	631	+91%	686	+76%
... ROE after tax	18.7%	18.3%		...	
Cost/income ratio	48.9%	57.3%		57.7%	
Risk/earnings ratio	11.3%	15.0%		13.0%	
Average risk-weighted assets	99,556	79,121	+26%		
Employees (end of June)	49,192	33,068	+48.8%		
Branches (end of June)	2,284	1,679	+36.0%		

1) As reported 2) As reported, including Bank BPH and profit contribution from HVB Splitska banka, but without capital gain on sale of HVB Splitska banka (€ 684.3 m) 3) Pro-forma figures for the new group of consolidated companies (without capital gain on sale of HVB Splitska banka).

▶ Net writedowns of loans and provisions for guarantees and **commitments** totalled € 208 m in the first half of 2007, more or less matching the previous year's level (+ 1 % on a pro-forma basis). This was due to successful credit risk management and the current risk situation in the corporate sector, which was more favourable in the first six months of 2007 than in previous periods. The CEE business segment accounted for only one-third (€ 69 m) of the total provisioning charge. Despite business expansion, allocations to loan loss provisions were lower than the pro-forma figure for the first half of 2006, and in some countries there was a net release of provisions. The risk/earnings ratio in CEE declined from 9.5 % to 7.0 % in the reporting period. In Austria, the Retail Division accounted for the major part of the provisioning charge, with € 109 m (up by 5 % on the previous year); the risk/earnings ratio in this business segment was 29.2 % (previous year: 26.7 %). Retail banking operations continue to be affected by the trend in insolvencies of private individuals. In the Corporates business segment, the provisioning charge was € 30 m, slightly higher than in the first half of 2006 (€ 28 m) but still at a low level (risk/earnings ratio: 9.5 %) compared with previous periods.

▶ Among the other items between operating profit and profit before tax, **net income from investments** rose from € 26 m in the previous year to € 132 m; this reflects the share of Bank BPH's current profits, included for the first time, in the amount of € 101 m.

▶ After deduction of direct taxes and minority interests, **consolidated profit** for the first half of 2007 was € 1,208 m; on the basis of the number of shares after the capital increase (202,031,740 shares), this translates into earnings per share of € 11.96 (reported figure for the first half of 2006: € 17.90; adjusted figure: € 8.59).

● The changes in the group of consolidated companies which took place in the course of BA-CA's integration in UniCredit Group have substantially enhanced the performance capabilities of Bank Austria Creditanstalt and also improved the outlook for its future performance. This becomes evident from a comparison with the reported figures, adjusted for one-off effects, for the first half of 2006. As the balance sheets were not consolidated retrospectively, there are no volume-based comparative figures for the same period of 2006 in the new perimeter.

Average risk-weighted assets (RWA) were € 100.0 bn, 26 % higher than the figure reported a year earlier. Average equity in accordance with IFRSs increased by 82 % to € 12.9 bn. Consolidated profit for the first half of 2007 was 8 % lower than for the same period of the previous year; adjusted for the capital gain on the sale of HVB Splitska banka, it exceeded the previous year's figure by 91 %.

Balance sheet

The interim balance sheet at 30 June 2007 of Bank Austria Creditanstalt shows total assets of **€ 203.0 bn**, an **increase of 32 %** over year-end 2006. The balance sheet at 31 December 2006 covered the "old BA-CA" for the last time; more specifically, it related to the group of consolidated companies after the sale of HVB Splitska banka and Bank BPH, but before the inclusion of the CEE banking subsidiaries of UniCredit and HVB. This means that balance sheet growth since the end of 2006 reflects both the substantial increase resulting from the banks transferred to BA-CA and the bank's growth since that date. In the interim financial statements as at the end of **March** the consolidated balance sheet was prepared for the first time for the new perimeter, with total assets amounting to **€ 191.2 bn**, more or less the same level as the pro-forma figure of € 191 bn at the end of 2006 (see chart). As at 30 June 2007, total assets were **6 % higher** than at 31 March 2007 and the pro-forma figure as at year-end 2006.

● Since the end of 2006, total assets increased by € 48.8 bn or 32 %, reflecting the consolidation effect and the growth of the bank's business. On the **assets side**, most of the increase resulted from loans and receivables **with customers**, which rose by € 24.5 bn or 31 %. **Loans and receivables with banks** increased by € 14.1 bn, at a disproportionately high rate of 43%. This is explained by the fact that the large banks newly added to the network are reference banks with strong interbank relations in their home countries. However, for the purposes of BA-CA's consolidated financial statements, intercompany relations – offset at UniCredit Group level – constitute external loans and receivables (or deposits). This means that of the total of € 46.6 bn in interbank loans and receivables, € 8.5 bn were with banks which are not part of BA-CA's group of consolidated companies but are within UniCredit's scope of

Total assets by quarter (€ bn)


200
190
180
170
160
150
140
130
120
+6%
203
191
191
Additions of new CEE banking subsidiaries at the beginning of 2007 + € 37 bn
pro forma
HVB Splitska banka held for sale*)
Bank BPH held for sale*)
159
164
160
161
157
154
143
Dec. 2005
March 2006
June 2006
Sept. 2006
Dec. 2006
March 2007
June 2007

*) Stated in the balance sheet items "Non-current assets classified as held for sale" and "Liabilities directly associated with non-current assets classified as held for sale" for the last time

consolidation. On the **liabilities side**, customer business rose more strongly than on the assets side: **deposits from customers** increased by € 29.7 bn or 54 %. Debt certificates including bonds rose by only 2 %. Overall, primary funds grew by 38 %. Deposits from banks increased by € 12.3 bn or 25 %. At the end of June 2007, **equity** amounted to € 14.3 bn, an increase of € 4.2 bn over year-end 2006. The increase resulted mainly from the transfer of UniCredit's "CEE Business Unit" to BA-CA as a contribution in kind against a capital increase in March 2007 (+ € 3.3 bn); € 1.5 bn was accounted for by recognised income and expenses, mainly the inclusion of consolidated profit in retained earnings; the dividend payment amounted to € 588 m. Within equity, minority interests totalled € 677 m, of which the bulk is our partners' equity interest in the bank in Turkey.

The inclusion of the new banking subsidiaries and the development of business since the beginning of the year have not changed the **structure of the balance sheet** to any great extent. Loans and receivables with customers still account for about 52 % of total assets; the share of primary funds has increased slightly (from 52 % to 54 %). As the focus of the newly added banks is on traditional banking business, the shares of items relating to trading in financial markets have declined slightly.

● **Developments from the end of March to the end of June** – the first comparison in the new perimeter – confirm that the network in UniCredit Group is becoming more closely knit and the bank is achieving organic growth. While interbank business made the largest contribution to the 6 % increase in the balance sheet total, the increase in loans and receivables with customers (+ 4 %) and in deposits from customers (+ 7 %) within only three months illustrates the bank's stronger growth momentum.

Capital resources pursuant to the Austrian Banking Act

In the first half of 2007, the assessment basis pursuant to the Austrian Banking Act (banking book) increased by € 27.6 bn (+ 37.7 %) to € 100.7 bn as at 30 June 2007. The increase largely resulted from the transfer of UniCredit banking subsidiaries to the BA-CA Group and the acquisition of HVB subsidiaries in the first quarter of 2007. It is complemented by a positive expansion of business in Austria. The capital requirement for the banking book increased by € 2.2 bn in the reporting period. Net capital resources rose by € 2.8 bn (+ 25.8 %) to € 13.5 bn compared to year-end 2006. Three factors were mainly responsible for this rise: the capital increase at BA-CA AG in the first quarter of 2007, an increase in supplementary elements, and the above-mentioned acquisition by BA-CA of new banking subsidiaries which partly offset the effects of the first two factors. This resulted in a Tier 1 capital ratio of 10.36 % as at 30 June 2007 (year-end 2006: 11.62 %) and a total capital ratio of 13.45 % (year-end 2006: 14.73 %).

Information on the BA-CA share

Continuous trading in BA-CA shares ceased at the end of March 2007. Since then BA-CA shares have been listed in the Standard Market Auction segment of the Vienna Stock Exchange, instead of the VSE's Prime Market segment. Turnover declined by 60 % from the first to the second quarter, to a daily average of only about 25,000 shares. In contrast to the previous year, the BA-CA share price has so far in 2007 moved independently of the trend for shares in banks as reflected in the benchmark index for bank shares in the euro area (DJ EuroStoxx/Banks). Most recently, on 3 August, the price of BA-CA shares was € 144.

BA-CA shares (EUR)



140
130
120
110
100
90
BA-CA
DJ EuroStoxx Banks
(rebased to BA-CA share price at year-end 2005)
Q1
Q2
Q3
Q4
Q1
Q2
Q3
2006
2007

Shareholders have brought legal actions before the Commercial Court of Vienna (Handelsgericht Wien) for declaration of nullity, rescission of and declaratory judgments against resolutions adopted at the Annual General Meeting of Bank Austria Creditanstalt AG held on 3 May 2007:

▶ Dr Alexander Proschofsky and Polygon Global Opportunities Master Fund in GZ 42 Cg 73/07m against the following resolutions:
1) Rejection of the motion concerning appointment of a special auditor with regard to the determination of the issue price for 55 million new shares in December 2006
2) Resolution approving the acts of the Management Board for the 2006 financial year
3) Resolution approving the acts of the Supervisory Board for the 2006 financial year
4) Resolution on a squeeze-out;

▶ Convisor Consulting Ltd in GZ 34 Cg 74/07z against the resolution on a squeeze-out;

▶ PI Power Beteiligungsgesellschaft mbH in GZ 18 Cg 90/07k against the resolution on a squeeze-out.

Austrian customer business: revenues supported by deposit business, structured investment products and commercial services.
New customer service models for efficient sales.

Development of business segments

Retail Division

€ M	H1/07	SHARE	H1/06	SHARE	CHANGE	
Net interest income	372	20%	388	30%	−16	−4%
Net non-interest income	267	19%	255	22%	12	5%
Total revenues	639	20%	643	26%	−3	−1%
Operating expenses	−470	30%	−539	38%	69	−13%
Operating profit	170	10%	104	10%	66	64%
Net writedowns of loans	−109	52%	−104	53%	−5	5%
Net income from investments	13	10%	2	0%	12	>100%
Profit before tax	**72**	**5%**	**−7**	**0%**	**80**	**n.m.**
Risk-weighted assets (avg.)	16,355	16%	16,257	21%	98	1%
Allocated equity	1,031	8%	1,170	15%	−139	−12%
Cost/income ratio	73.5%		83.9%			
Risk/earnings ratio	29.2%		26.7%			
ROE before tax	14.0%		−1.3%			

n.m. = not meaningful

● The figures for the first six months of 2007 show a strong turnaround in results for the Retail business segment. Following the restructuring efforts and integration projects in the previous year, the Division is now well on track to achieve its targets for efficiency and profitability. The improvement is supported by strict cost management at process level: progress made in this area in 2006 and 2007 in successful cooperation with BA-CA Administration Services, the subsidiary responsible for back-office activities, is sustainable. We also expect that the more refined segmentation according to customer business potential and optimum service intensity, which we have implemented in several stages in the course of the current year, will have an additional positive impact on the cost and revenue sides.

● **Profit before tax** generated by the Retail Division in the first half of 2007 reached € 72 m, after a loss before tax of € 7 m recorded for the same period of the previous year. Return on equity (ROE before tax) swung from −1.3% to 14.0%.

Total revenues were maintained at the previous year's level (−1%), mainly due to higher non-interest income. In this context it should be noted that BANK*PRIVAT* was not yet fully reflected as a profit centre in the figures for the same period of the previous year; the transfer of customers from the Retail segment started in 2006. Each of the three customer segments Mass Market, Affluent Customers and Small Businesses generated higher revenues, giving a total increase of 4%.

At business segment level, **net interest income** for the first half of 2007 was 4% lower than in the first half of 2006, with the figure for current customer business slightly exceeding the previous year's level. This development reflects strong movements in margins and volume, illustrating customers' sensitivity to interest rate levels: primary funds (deposits and own issues) rose by about 5%, with time deposits and savings deposits again proving attractive. There was particularly strong demand for "ErfolgsKapital fix" and "ErfolgsKapital dynamisch", two virtual savings products with tiered interest rates depending on the deposit period. On the basis of currently better margins on deposits, liabilities-side business improved revenues by about 15%. This development was offset on the lending side. While lending volume increased slightly – mainly thanks to successful marketing of housing loans –, margins narrowed compared with the previous year, resulting in a double-digit decline. **Net fee and commission income** in the first half of 2007 rose by 7% to € 283 m, accounting for 44% of total revenues (previous year: 41%). Fee income from account-related services and domestic payments developed favourably; securities business made the largest contribution to growth, supported by FocusInvest, our new asset management product, AnlageCheck and the successful placement of structured investment products. We also made further progress in derivatives for business customers.

Improved **cost efficiency** was the main contributor to the turnaround in results. Operating expenses declined by € 69 m or 13% to € 470 m, a level equal to 73.5% of total revenues. As a result, the cost/income ratio fell significantly (previous year: 83.9%) but was still higher than our target figure.

Following the one-off increases in risk standards in the second half of 2006, **net writedowns of loans** (€ 109 m) in the first half of 2007 again reflected the current provisioning charge; given the increase in lending volume, it was slightly higher (+5%) than for the same period of the previous year. **Net income from investments** (€ 13 m after € 2 m in the previous year) mainly included capital gains on the sale of available-for-sale securities.

Private Banking & Asset Management

€ M	H1/07	SHARE	H1/06	SHARE	CHANGE	
Net interest income	8	0%	6	0%	2	37%
Net non-interest income	85	6%	78	7%	7	9%
Total revenues	94	3%	84	3%	9	11%
Operating expenses	–49	3%	–49	4%	0	–1%
Operating profit	44	3%	35	3%	10	27%
Net writedowns of loans	0	0%	0	0%	0	n.m.
Net income from investments	0	0%	0	0%	0	–32%
Profit before tax	**44**	3%	**34**	2%	**9**	**27%**
Risk-weighted assets (avg.)	449	0%	452	1%	–3	–1%
Allocated equity	201	1%	155	2%	45	29%
Cost/income ratio	52.5%		58.6%			
Risk/earnings ratio	0.2%		3.3%			
ROE before tax	43.6%		44.2%			

● The Private Banking & Asset Management (PB&AM) Division was created in the divisionalisation process in 2006 by combining the relevant operations previously included in the Private Customers Austria segment. PB&AM comprises Asset Gathering and Asset Management. The first pillar, Asset Gathering, includes Schoellerbank as a private banking unit operating independently in the market; BANK*PRIVAT*, which operates under an independent brand name and primarily services top customers recommended by BA-CA; and Asset Management GmbH (AMG), which acts as BA-CA's competence centre for asset management in the widest sense, the creation of structured products, and for brokerage services for private investors. In the Asset Management sector – the second pillar of PB&AM's business – Pioneer Investments Austria operates within the Pioneer Group, which is active on a worldwide basis.

● The set-up of the new Division implies not only a structural change; the fact that specialised relationship managers focus on target groups in the **Private Banking** sub-segment is also an advantage in operational terms.

▶ Asset Gathering activities in the second quarter of 2007 focused on further developing this business area. These efforts are reflected in volume growth at Schoellerbank (+7.9% in the first half of 2007) and at AMG (+6.4%). At the end of June 2007, total financial assets of BANK*PRIVAT* exceeded the year-end 2006 level by almost one-third, mainly due to the transfer of target customers previously served within BA-CA (high net worth individuals with investments of over € 1 m, and private foundations). Overall, total financial assets in Private Banking were € 16.1 bn, up by 15% on the level at the end of 2006.

An empirical study commissioned by the bank has shown that investors prefer capital maintenance and security over return and liquidity. We are responding to these preferences with specific products – including our guarantee products – in our investment advisory services. Most recently, GarantieAnleihe products met with strong demand, with € 150 m worth of such products being sold under the BA-CA label in the second quarter of 2007 (compared with € 75 m in the first quarter of 2007). Additionally, Schoellerbank placed GarantieAnleihe products totalling € 123 m in the first half of 2007. With the use of our AnlageCheck advisory tool, and especially with the successful launch of FokusInvest, our standardised asset management product, at the beginning of March under AMG's management, we can effectively meet the needs of investors who prefer active investment management with a flexible response to changes in market opportunities, but do not yet qualify for personalised asset management services.

▶ In the **Asset Management** sub-segment, Pioneer Investments Austria achieved 4.0% growth of financial assets to a total of € 26.1 bn compared with year-end 2006. Strong demand continues to be seen in guarantee funds, including PIA Osteuropa Garantie 6/2014 offered in the second quarter (for which subscriptions exceeded € 360 m).

● The **income statement** of the Private Banking & Asset Management business segment shows a distinct improvement in results in both quarters. In the first half of 2007, profit before tax (€ 44 m) was 27% higher than in the same period of the previous year. The increase was supported by revenues: total revenues rose by 11% to € 94 m, with net fee and commission income accounting for € 67 m of the total. Operating expenses remained almost unchanged. The cost/income ratio fell from 58.6% in the previous year to 52.5% in the first half of 2007. Return on equity (ROE before tax) was 43.6% after 44.2%; in this context it should be noted that more equity was allocated to the PB&AM Division to support the strong expansion of Private Banking activities.

Corporates Division

€ M	H1/07	SHARE	H1/06	SHARE	CHANGE	
Net interest income	316	17%	317	24%	–1	0%
Net non-interest income	245	17%	210	18%	35	17%
Total revenues	561	17%	527	22%	34	6%
Operating expenses	–208	13%	–213	15%	6	–3%
Operating profit	354	21%	314	30%	40	13%
Net writedowns of loans	–30	14%	–28	14%	–3	9%
Net income from investments	0	0%	9	1%	–9	n.m.
Profit before tax	**323**	**21%**	**296**	**19%**	**27**	**9%**
Risk-weighted assets (avg.)	31,552	32%	30,868	39%	684	2%
Allocated equity	2,332	17%	2,407	31%	–76	–3%
Cost/income ratio	37.0%		40.5%			
Risk/earnings ratio	9.5%		8.7%			
ROE before tax	27.7%		24.6%			

● The Corporates Division achieved revenue growth in the second quarter of 2007 – despite the impact of unfavourable trends in interest rates and margins on lending business – and again performed well, though not quite matching the results for the preceding quarter. In the first half of 2007, **profit before tax** was € 323 m, up by 9% on the figure for the same period of the previous year. On a like-for-like perimeter basis, the increase would have been even stronger (+ 12%) as the comparative figure for 2006 included CA IB Corporate Finance, which was transferred to the Markets & Investment Banking Division at the beginning of 2007 together with various product competencies in large-volume investment banking.

● The comparison with income statement figures for the previous year shows a sound development despite the consolidation effect: the increase in profits resulted from operating activities, most of it came from revenue growth, especially – in line with the strategy pursued – from fee-earning business; cost efficiency continued to improve; and credit risk remained under control.

Within **total revenues** (up by 6%; adjusted for the CA IB effect, up by 12%), net interest income remained at the previous year's level. In current customer business without leasing activities, there was a slight increase, which was mainly supported by deposit business, where volume rose strongly and interest margins improved somewhat. Lending business also improved compared with the situation in the previous year: as margins remained low, the improvement was due to a further reduction of the proportion of problem loans and the related losses of interest. Net fee and commission income developed very favourably in the first half of 2007, rising by 5% – or 20% on an adjusted basis – to € 205 m. Contributions to this growth came from all areas of fee-based business (with the exception of international payments, a sector affected by structural factors), especially from derivatives used by companies for managing interest rate / liquidity / currency risk, from trade finance, guarantees and securities business. Leasing operations made a strong contribution, which is primarily reflected in net fee and commission income.

Operating expenses in the Corporates business segment in the first half of 2007 were 3% lower than in the previous year, when CA IB Corporate Finance was still part of the Corporates Division. The Austrian profit centres reduced costs by 9% compared with the same period of the previous year. Overall, the cost/income ratio declined to 37.0% (H1 2006: 40.5%). The main factors responsible for the improvement in cost efficiency were process costs and, quite generally, efficiency enhancement in cooperation with Administration Services (AS). Moreover, in the corporate banking business, new service models with a fine segmentation make it possible to align service intensity with customers' specific needs and make increased use of electronic sales channels, putting sales activities on a more cost-effective basis.

Net writedowns of loans remained at a relatively low level of € 30 m (previous year: € 28 m). The risk/earnings ratio for the first half of 2007 stood at 9.5%, the cost of risk (provisioning charge/risk-weighted assets) was 19 basis points. While this historically low level may be partly explained by the favourable economic trends, it also shows the improvement in corporate balance sheets in past years, a process in which banks worked with their customers ahead of the introduction of Basel II. We were successful in strongly reducing provisioning requirements in business with large international corporates and medium-sized companies. This development was supported by our active portfolio management via the secondary market and the risk transfer via credit derivatives.

● Equity allocated to the Corporates Division was 17% of the total figure for BA-CA. The Division accounted for 13% of BA-CA's total costs and contributed about 21% to BA-CA's profit before tax. The improvement in profits was achieved against the background of an insignificant increase in risk-weighted assets and a slight decline in allocated equity. **Return on equity** (ROE before tax) thus rose from 24.6% to 27.7% in the first half of 2007.

Good first six months in trading (Markets) and investment banking. Customer business strongly supporting revenues on both sides.

Markets & Investment Banking (MIB)

€ M	H1/07	SHARE	H1/06	SHARE	CHANGE	
Net interest income	112	6%	31	2%	81	>100%
Net non-interest income	187	13%	192	17%	–5	–3%
Total revenues	299	9%	223	9%	76	34%
Operating expenses	–112	7%	–75	5%	–37	49%
Operating profit	187	11%	148	14%	39	26%
Net writedowns of loans	0	0%	1	–1%	–1	n.m.
Net income from investments	3	2%	5	1%	–3	–49%
Profit before tax	**187**	**12%**	**155**	**10%**	**33**	**21%**
Risk-weighted assets (avg.)	4,484	5%	3,284	4%	1,200	37%
Allocated equity	428	3%	309	4%	119	39%
Cost/income ratio	37.5%		33.7%			
Risk/earnings ratio	0.0%		3.4%			
ROE before tax	87.5%		100.1%			

● In 2006, the Markets & Investment Banking (MIB) Division was established within UniCredit Group on a group-wide basis including the relevant BA-CA units. On the basis of global product responsibilities, MIB combines the prominent market position in national markets like Italy, Germany and Austria with an unrivalled reach and position in the growing capital markets in Central and Eastern Europe (including the Polish market); Turkey and Russia are those countries where the strongest growth is to be achieved in the future. Our special strengths include innovative solutions with structured products across all asset classes as well as structured finance, capital market activities and M&A advisory services in CEE; these services are based on our recognised research capabilities.

As a first step, within BA-CA, we bundled trading and sales as well as investment banking competencies on a divisional basis at the beginning of 2007. Capital market-related business areas of large-volume investment banking were transferred from the Corporates Division to MIB, in particular structured finance, syndication business and the entire CA IB Corporate Finance with equity capital markets business, M&A advisory services and merchant banking. Bundling competencies has a positive impact on performance compared with the previous year and from quarter to quarter, and also has a favourable influence on other core activities.

The next move was the decision, made in July 2007, to bundle BA-CA's investment banking activities within our wholly-owned subsidiary CA IB. **CA IB International Markets AG**, previously BA-CA's equity brokerage house, will act as management company for those activities and will take up the business of CA IB Corporate Finance Beratungs GesmbH as well as all Markets business (predominantly trading-related activities) currently run out of BA-CA. Additionally, CA IB subsidiaries in London and CEE (including ATON, the recently acquired broker house in Russia) will be part of CA IB International Markets AG.

➔ Integration in UniCredit Group's investment banking strategy is enhancing the importance of business conducted out of Vienna and giving it a broader outlook. The bank is competing with global players in a number of business areas, and this benefits the range of services and the quality provided in customer business. We aim to give visibility to this standing by benefiting from the global investment banking brand **"UniCredit Markets & Investment Banking"**.

● The **MIB business segment of BA-CA** had an excellent first half of 2007. After the outstanding performance in the first quarter (with total revenues of € 166 m), total revenues in the second quarter were far above average, reaching € 133 m. The figures for both quarters substantially exceeded the previous year's levels (+26% and +46%, respectively). Following a market correction in February/March, during which financial markets experienced sharp movements, the second quarter of 2007 was characterised by stable and largely unidirectional expectations. As short-term interest rates rose steadily, share prices climbed and the euro firmed, volatilities and risk premiums for corporate bonds and emerging markets bonds fell to low levels not seen for a long time – overall, this environment benefited investment banking rather than Markets operations.

Thanks to MIB's broadly diversified structure, the income statement for the **first half of 2007** reflects an excellent performance: **total revenues** were € 299 m, a figure equal to three-quarters of total revenues generated in 2006 as a whole, and exceeded the very high level achieved in the first half of 2006 by 34% (even without the CA IB consolidation effect, the increase would have been over one-fifth). As the various market situations and the chosen trading strategies are reflected in different income items, the distribution of revenues between net interest income and net trading income is of little informative value for assessing the operating performance. Therefore, an assessment should be based on the combined total figure. The main factors contributing to revenue growth were an excellent performance from equity trading, equity sales and fixed-income and currency trading in CEE currencies and markets. Net fee and commission income (€ 77 m) made a substantial contribution to overall results, more than doubling compared with the previous year, with MIB's investment banking operations accounting for a significant proportion of this growth.

After deduction of operating expenses of € 112 m, the MIB business segment's operating profit was € 187 m, 26 % higher than the good result achieved in the same period of the previous year. The rate at which operating expenses increased was due to the consolidation effect from CA IB integration and to changes in BA-CA's internal cost allocation. In the first half of 2007, the cost/income ratio was 37.5 %, a low level for investment banks in Europe. The slight increase over the previous year's level (33.7 %) reflects the growing importance of advisory services. With a profit before tax of € 187 m, MIB accounted for about 12 % of BA-CA's total profit before tax. Equity allocated to MIB was 3 % of the total figure for BA-CA. ROE before tax was 87.5 %.

● The favourable revenue trend is supported by trading activities (Markets) and investment banking operations in equal measure, and on both sides by customer business, which has been a focus of activities in the past few years.

On the Fixed Income side, on behalf of the Republic of Slovenia, UniCredit Markets and Investment Banking Division placed a € 1 bn benchmark bond. MIB led developments on the Austrian primary market with a number of bond issues for customers which included the sawmill company Klausner, Allgemeine Baugesellschaft Porr AG, OeBB Infrastruktur Bau AG and Ring International Holding AG. Together with the Corporates Division's Public Sector Financing unit, MIB placed corporate bonds for Oberösterreichische Gesundheits- und Spitals-AG, Vorarlberger Illwerke AG, Wiener Kommunal-Umweltschutzprojektgesellschaft mbH, and LIG Landesimmobilien-Gesellschaft mbH.

In Equities business, the CA IB network achieved outstanding results. Revenues were driven by strong activity in the primary market and by issues structured to meet customers' specific needs. The Equity Sales teams successfully placed 14 deals with a total volume of about € 6 bn; Austrian transactions were a major contributor with seven placements involving a total volume of € 4 bn. Transactions in Austria included the capital increases of Immoeast (€ 2.8 bn) and CA Immo International (€ 676 m), and the IPO of Warimpex (€ 110 m); international transactions included the privatisation of Halkbank (€ 1.3 bn) in Turkey and the IPO of LC Corp (€ 270 m), a Polish property developer. Our global equities units took advantage of such transactions for intensive cross-selling activities with a view to increasing profitability. CA IB Corporate Finance, which is active in the areas of strategic business consulting, capital market transactions and investment in CEE and Austria, supported many of the above transactions. In Corporate Finance Advisory, the company also participated in over 50 projects in 15 countries. Key deals included advising Mid Europa Partners in the acquisition of the Baltic mobile telephone operator Bité (€ 450 m). CA IB Corporate Finance also won advisory mandates from the Bulgarian company Cable Tel in connection with the consolidation of the cable TV network in Macedonia and Bulgaria, and from Aviva International relating to its merger with the Turkish life and pension insurance company Ak Life. Activities will continue to focus on Central and Eastern Europe in the future: strategic equity participations by western companies in Eastern Europe and investments by institutional investors show no sign of flagging.

The acknowledged market position of UniCredit Markets & Investment Banking is this year again reflected in numerous awards by renowned business journals:

Structured Derivatives

● No. 1 Express Certificates 2007 (Focus Money)
● No. 1 in Selection and Pricing of Guarantee and Bonus Certificates 2007(geld-magazin)

Structured Credit

● ACPM Awarded Credit Portfolio Manager of the Year 2007 (Risk Magazine)

FICC:

● Best Custody House in Austria, Bulgaria, Croatia, Czech Republic, Estonia, Romania, Slovakia, Slovenia and Ukraine 2007 (Global Investor)
● Best FX Bank in Central and Eastern Europe and Austria 2007 (Global Finance)

Investment Banking EEMEA:

● Best M&A Bank in Central & Eastern Europe 2007 (Global Finance)
● Best Investment Bank in Central & Eastern Europe 2007 (Global Finance)
● Continental Financial Advisor of the Year 2007 (Acquisitions Monthly)

Research:

● Best Emerging EMEA Research Team for CE3 (Czech Republic, Hungary, Poland) 2007 (Institutional Investor)

Organic growth in CEE after successful integration.
Acquisitions of strategic importance in markets of the future.

Central Eastern Europe (CEE)

€ M	H1/07	SHARE	H1/06	SHARE	CHANGE	
Net interest income	983	53%	536	41%	447	83%
Net non-interest income	585	42%	413	36%	172	42%
Total revenues	1,568	48%	949	39%	619	65%
Operating expenses	−787	50%	−491	35%	−296	60%
Operating profit	782	47%	459	44%	323	70%
Net writedowns of loans	-69	33%	−68	35%	−1	2%
Net income from investments	3	2%	−9	−1%	12	n.m.
Profit before tax	**679**	44%	**383**	25%	**297**	**78%**
Risk-weighted assets (avg.)	42,474	43%	26,272	33%	16,202	62%
Allocated equity	6,751	50%	3,949	51%	2,802	71%
Cost/income ratio	50.2%		51.7%			
Risk/earnings ratio	7.0%		12.7%			
ROE before tax	20.1%		19.4%			

● With the integration of the CEE banking subsidiaries of UniCredit and HVB in the Baltic countries, Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Romania, Russia, Slovakia and Turkey (and the consolidation of these subsidiaries as from the beginning of 2007) in the process of BA-CA's taking over the sub-holding function for CEE (except Poland's Markets), the CEE business segment of BA-CA has grown into much larger dimensions and gained a stronger momentum as well as benefiting from an improved performance outlook. Driven by the expansion of business operations, the CEE Division achieved a profit before tax of € 374 m in the **second quarter** of 2007, an increase of 23% over the preceding quarter. Total revenues rose by 10%, more strongly than costs (+7%); cost growth was mainly related to investment projects (opening of new branches). Compared with the reported figure a year earlier, profit before tax for the second quarter of 2007 grew by 84% although the comparative figure included the full profit contributions from HVB Splitska banka and Bank BPH, two banks which have been sold in the meantime. Average risk-weighted assets were 44% higher than in the second quarter of 2006. *This comparison illustrates the jump in size from BA-CA's perspective. For the following comments, the comparative figures have been adjusted on a pro-forma basis reflecting the current group of consolidated companies.*

● In the **first half** of 2007, the CEE business segment's **profit before tax** was **€ 679 m**, an increase of € 165 m or **32%** over the pro-forma figure for the first half of 2006. Operating profit rose by the same amount in absolute terms or 27%, as total revenues grew by 16% and costs increased by 8%.

The strongest contribution to the increase in total revenues came from **net interest income**, which rose by € 164 m (+20%). Despite the structural and economic differences between the various economies in this large region, which includes several large countries, growth resulted mainly from volume expansion in classic customer business at satisfactory margins. Russia accounted for a large proportion of the increase, followed by Hungary (due to high margins on the deposit side, indirectly a consequence of a restrictive interest rate policy), Turkey and Bulgaria.

Net fee and commission income rose by € 78 m or 22% compared with the previous year, improving across the board, though the overall increase in the region was driven by different business areas in different countries: payment services, fees and commissions for guarantees and other commercial services, primarily in SEE, sales of insurance contracts in Turkey as well as custody and brokerage in the growing securities business.

Net trading income was lower than in the same period of the previous year (€ 94 m after € 143 m on a pro-forma basis) and showed a differentiated pattern in the various markets. This development also reflects a change in methodologies: this year, accrued interest on trading positions is allocated to net interest income in line with UniCredit guidelines; in countries with strong Markets-related revenues, this has a disproportionately large effect.

Net other operating income/expenses includes gains on the sale of real estate in Croatia.

The ratio of total revenues to average risk-weighted assets (RWA) is 7.38% (for the Austrian business segments: 5.86%). This shows that expansion in CEE is proceeding at a high level of capital efficiency.

Operating expenses in the first half of 2007 were up by € 56 m or 8% on the pro-forma figure for the same period of the previous year. The cost/income ratio in the CEE business segment was 50.2%, lower than for the bank as a whole (adjusted for one-off effects) and also below the previous year's level (54.2%). This improvement reflects synergies from local mergers and general cost discipline. Given the speed of expansion of current business, the level of cost efficiency is remarkable; moreover, despite the mergers, the number of branches in CEE increased by 54.

The one-off effect included in results for Austria slightly lowers the CEE business segment's share of results for BA-CA as a whole. If the one-off effect is not included in the calculation, CEE accounts for about one half (49%) of BA-CA's profit before tax.

The currencies of most CEE countries are under revaluation pressure resulting from strong interest in direct investment and temporarily also from short-term investments (carry trades) in CEE currencies bearing higher interest rates which are funded in low-interest-rate currencies. The Slovak currency appreciated significantly (+11 %) compared with the previous year, while the Turkish pound, which has a stronger impact, depreciated (−6 %). On balance, currency translation of local interim financial statements into euro results in a slight depreciation: translated at constant exchange rates, profit before tax would have been € 1.7 m higher.

● The integration of the new banks in our network is almost complete. Three of the five local mergers have been completed, the projects in Bosnia and Herzegovina and in the Czech Republic have been set up and may be realised before the end of 2007.

▶ The integration of our two **Slovak** banking subsidiaries, UniBanka and HVB Bank Slovakia, was completed on 2 April 2007. The new "UniCredit Bank" is the fourth-largest bank in Slovakia, measured by branch network, customer deposits and lending volume.

▶ On 1 June 2007 we successfully completed the merger of our banking subsidiaries in Romania: HVB Tiriac Bank and UniCredit Romania have merged to form the new **UniCredit Tiriac Bank**, Romania's fourth-largest bank with about 600,000 customers and 136 branches.

▶ The **Bulgarian** banking subsidiaries of Bank Austria Creditanstalt – Bulbank, HVB Bank Biochim and Hebros Bank – were merged on 27 April 2007 to form the new **UniCredit Bulbank**, which is the undisputed market leader in Bulgaria. Over one million retail and corporate customers benefit from an extensive network of over 300 branches with 4,450 employees.

● Having created a uniform structure in our network through the integration projects, we are now focusing our attention on implementing our **strategy of organic growth**. Our approach is differentiated according to the various regions, taking account of local customer service practice and our respective starting position. In large, high-growth markets such as Russia, Turkey and Romania, we are developing our business, which is partly still dominated by the corporate customer

Profit before tax of CEE banking subsidiaries (€ m)



Share
Turkey 21 % +19%
Russia 18 % +13%
Croatia 15 % +58%
Czech Rep. 10 % +6%
Bulgaria 9 % +75%
Romania 8 % +45%
Hungary 7 % +14%
Slovakia 5 % +78%
Bosnia 3 % +273%
Serbia 2 % +31%
Slovenia 1 % +14%
Baltic states <1 % +143%
0
20
40
60
80
100
120
140
160
H1 2007
H1 2006 pro forma

segment, into universal banking operations. We are planning to open up to 700 new branches in our key markets within the next three years. In other countries we take a more selective approach, focusing on specific segments and products and bringing UniCredit Group strengths to bear in our entire network via our **cross-regional product lines**. In retail banking these include consumer credit, Pioneer products and our business model for small and medium-sized enterprises (SMEs). In the corporate banking sector we are marketing the UniCredit Group network in serving multinational corporates and through our Cross-border Clients Group approach. We also leverage on our leasing and factoring activities, commercial transaction banking and MIB's services.

On the **production** side, we aim to benefit from economies of scale by establishing specialist competence centres using best practice. Our **branding policy** is giving wide visibility to the competence and standing of a large international bank and the network effect. The rebranding process at our banks in CEE, which aims at ensuring recognition beyond national borders, has been implemented to a large extent. Brand names and layout have been adjusted to the UniCredit master brand.

● External growth continues to be an important factor, especially in those countries within our perimeter where we are currently still underrepresented. We have recently made **acquisitions of strategic importance** to gain a foothold in Central Asia and strengthen our presence in Russia and in the CIS region:

▶ At the end of June we signed an agreement to acquire a majority shareholding in **ATF Bank**, a bank in Kazakhstan. With total assets of € 6.3 bn and a market share of 12 %, ATF Bank is among the largest Kazakh banks. Additionally, ATF Bank is present with its own subsidiaries in the Republic of Kyrgyzstan, in the Republic of Tajikistan and in the Russian Federation (Omsk region). BA-CA's objective is to acquire up to 100 per cent of ATF Bank's share capital. The bank focuses on corporate customers and SMEs. Its retail banking business has been rapidly expanding in recent years and the bank has also significantly enlarged its branch network. The expansion into Kazakhstan, the ninth-largest country in the world, is a natural development of the Group's growth strategy pursued in the CEE and CIS countries.

The purchase price for the entire outstanding capital of ATF Bank is US$ 2,175 m plus an amount equal to the capital increase (estimated at around US$ 100 m) to be subscribed for by ATF Bank's existing shareholders before completion of the transaction. Since the transaction is expected to be completed in the second half of 2007, the purchase price will be adjusted by an amount equal to 50 per cent of ATF Bank's 2007 net profit. The transaction will be financed entirely from BA-CA's existing internal resources.

▶ At the beginning of July we signed an agreement for the acquisition of a shareholding interest of about 95 per cent in the Ukrainian bank **Ukrsotsbank** (USB) from a group of investors represented by the Interpipe Group, one of Ukraine's largest industrial companies. USB is Ukraine's sixth-largest bank in terms of customer loans and the fourth-largest bank by customer deposits. While USB's business model largely focuses on retail banking, it also has a sound customer base of large corporates and SMEs. The acquisition of USB will strengthen the Group's presence in Ukraine, one of the fastest growing markets in the region. UniCredit Group has already established a presence in the Ukrainian market with its subsidiaries HVB Ukraine and UniCredit Bank Ltd.

The purchase price for the entire outstanding share capital of USB is US$ 2,070 m plus an amount equal to the capital increase (currently estimated at around US$ 130 m) to be subscribed for by USB's existing shareholders before completion of the transaction. The transaction is expected to be completed in the last quarter of 2007. The transaction will be financed entirely from BA-CA's existing cash resources.

▶ On 20 June BA-CA exercised a call option to acquire shares held by the European Bank for Reconstruction and Development (EBRD) in **International Moscow Bank (IMB)** and reached an agreement with the EBRD for the acquisition of its remaining shares in IMB. After the closing BA-CA will have a 100 % shareholding interest in IMB. International Moscow Bank has 2,400 employees serving 320,000 customers, and it is Russia's eighth-largest bank. The bank, which is experiencing dynamic growth and traditionally focuses on corporate business, has launched an investment initiative with a view to expanding its retail customer business.

▶ At the end of June, Bank Austria Creditanstalt opened a **Representative Office** in Podgorica, the capital of **Montenegro**. The office is to serve as a hub for business with corporate customers.

Expansion in CEE broadly diversified and supported by fundamentals.
Sustainable efficiency enhancement in Austria.
Volatility in financial markets increasing again.

Outlook: opportunities and risks in the second half of 2007

● **Austria** experienced surprisingly strong economic growth in the first half of 2007. This was mainly due to the very strong first-quarter performance of 3.5% compared with the previous year. While we expect the economic momentum to weaken in the remaining part of the year, we still anticipate real growth of about 3% in the fourth quarter. This will give an annual average of 3.1%. The industrial sector, though growing more slowly, is still robust and employment continues to rise (the number of employees rose by 53,000 compared with June 2006). However, inflation will accelerate further in the second half of 2007, mainly because of significantly higher food prices and the renewed increase in prices for crude oil. The monetary environment points to a further increase in the ECB's key interest rate in autumn this year. Despite favourable economic trends, there are signs that the higher level of interest rates and ample corporate liquidity will continue to check credit demand. The current strong growth in bank deposits is explained by higher interest rates and trends in private household incomes as well as renewed uncertainties in stock markets.

The entire **CEE** region has experienced stronger-than-expected economic growth in the year to date. For this reason we have raised the forecast for aggregate growth from just under 6% to almost 6.5%. Growth is being driven by investments – mainly in new production capacity – and by private consumption, which is supported by income trends, falling unemployment and easier access to the loan market. Within the CEE region, the EU member states are also achieving stronger economic growth than was expected at the turn of the year. This applies to Bulgaria and Romania, which benefit from accession to the EU and large capital inflows, and to the "old" EU member states, with Slovakia as the top performer recording 9% growth. While Hungary is an exception, growth in that country will nevertheless remain at 3%, despite the budget austerity programme and high interest rates. In Turkey (5%) the export boom is counterbalancing weaker domestic demand. We have raised our growth forecast for Russia to a level exceeding 7%; in an environment characterised by substantial inflows of international capital, investments and consumption are expanding strongly, with state intervention under the new three-year plan ensuring a more efficient allocation to industrial and social programmes. Economic risks in CEE include overheating rather than weaker growth, primarily in South-East Europe and in the Baltic countries. Increasing inflationary pressure, strong growth of monetary aggregates and initial signs of shortages also in the labour market could result in more restrictive measures.

● At mid-year, BA-CA's upward trend in both of its core markets is fully intact – though growth is proceeding at different rates and being driven by different factors, reflecting differences in maturity of the banking sectors in the various countries.

The **CEE business segment** with its new perimeter is expanding steadily. This is underlined by the trend from the first to the second quarter and by the pro-forma quarterly figures for the previous year. Revenue growth is driven by operating activities and by net interest income and net fee and commission income, the "sustainable" income components. In macroeconomic terms, growth is supported by the structural catching-up process of the banking sector in all countries and by our own growth initiatives. The wide diversification of our activities in CEE should absorb any – currently not foreseeable – special developments in individual countries. This means that results for the second half of 2007 may be expected to continue the good trend; beyond the jump in size resulting from the new group of consolidated companies in the CEE business segment, this will translate into significant growth compared with the previous year.

For **Austria**, the interest-rate and economic scenario means that developments in the financial services industry prevailing in the first six months of 2007 will continue into the second half of the year. Revenues from the three Austrian customer business segments will again reflect the divergent trends in lending and deposit business, with fee-based services and structured products continuing to support revenue stability. Progress made in cost efficiency is sustainable and the new customer service models should additionally have a favourable impact in that respect. All these factors suggest that the improvement in operating performance compared with the previous year can be maintained in the second half of 2007.

Following a quarter characterised by exceptionally low volatility in financial markets, stock markets and higher-risk asset classes experienced a market correction around the middle of the year which emanated from the US real estate market. The resulting strain in the credit market reflects a declining risk appetite of investors who feel worried. Risks in the second half of the year include a withdrawal from high-risk instruments which is spreading ("flight into quality"); however, the real economy is supported by self-sustaining and balanced global economic growth.

Overall, the interim financial statements as at the end of June 2007 fully confirm our planning figures for the year as a whole.

Income statement of the Bank Austria Creditanstalt Group

for the first six months of 2007

	(Notes)	1 JAN.– 30 JUNE 2007 € M	1 JAN.– 30 JUNE 2006 € M	CHANGE € M	CHANGE IN %
Net interest		1,735	1,202	533	44.4
Dividend income		42	62	–19	–31.3
Income from investments in companies valued at equity		61	36	25	69.4
Net interest income	(4)	**1,838**	**1,299**	**539**	**41.5**
Net fee and commission income	(5)	1,054	874	181	20.7
Net trading income	(6)	224	260	–36	–13.8
Net other operating income/expenses	(7)	124	19	105	>100
TOTAL REVENUES		**3,241**	**2,452**	**789**	**32.2**
Staff expenses		–852	–805	–48	5.9
Other administrative expenses		–589	–465	–124	26.7
Recovery of expenses		1	–	1	–
Amortisation, depreciation and impairment losses on intangible and tangible assets		–144	–135	–8	6.2
OPERATING EXPENSES	(8)	**–1,584**	**–1,405**	**–179**	**12.7**
OPERATING PROFIT		**1,657**	**1,047**	**610**	**58.3**
Provisions for risks and charges		–47	–2	–44	>100
Goodwill impairment		–	–8	8	–
Net writedowns of loans and provisions for guarantees and commitments	(9)	–208	–195	–13	6.5
Net income from investments		132	707	–575	–81.3
Integration costs		–8	–	–8	–
PROFIT BEFORE TAX		**1,528**	**1,549**	**–21**	**–1.4**
Income tax		–259	–164	–95	58.1
NET PROFIT		**1,269**	**1,385**	**–116**	**–8.4**
Minority interests		–60	–69	9	–13.1
CONSOLIDATED PROFIT		**1,208**	**1,316**	**–107**	**–8.2**

Key figures

	1 JAN.– 30 JUNE 2007	1 JAN.– 30 JUNE 2006
Earnings per share (in €)	6.58 5.98*)	8.95 –
ROE before tax	22.6%	40.0%
ROE after tax	18.7%	37.1%
Cost/income ratio	48.9%	57.3%
Risk/earnings ratio	11.3%	15.0%

*) based on the number of shares after the capital increase

Income statement of the Bank Austria Creditanstalt Group

by quarter

€ M	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006
Net interest	883	852	627	627	602
Dividend income	33	9	6	62	47
Income from investments in companies valued at equity	32	29	42	18	17
Net interest income	**948**	**890**	**675**	**707**	**666**
Net fee and commission income	537	517	381	413	457
Net trading income	63	161	34	55	94
Net other operating income/expenses	75	49	22	25	14
TOTAL REVENUES	**1,624**	**1,618**	**1,111**	**1,199**	**1,231**
Staff expenses	–350	–502	–401	–400	–404
Other administrative expenses	–314	–275	–190	–249	–235
Recovery of expenses	1	–	–	–	–
Amortisation, depreciation and impairment losses on intangible and tangible assets	–72	–72	–63	–50	–67
OPERATING EXPENSES	**–735**	**–849**	**–653**	**–699**	**–706**
OPERATING PROFIT	**889**	**769**	**458**	**500**	**525**
Provisions for risks and charges	–29	–18	–105	–4	–
Goodwill impairment	–	–	–	–	–8
Net writedowns of loans and provisions for guarantees and commitments	–90	–117	–287	–197	–87
Net income from investments	74	58	1,600	6	698
Integration costs	–5	–3	–248	–	–
PROFIT BEFORE TAX	**840**	**688**	**1,418**	**305**	**1,128**
Income tax	–134	–125	75	–51	–84
NET PROFIT	**705**	**563**	**1,493**	**254**	**1,044**
Minority interests	–32	–29	–4	–37	–36
CONSOLIDATED PROFIT	**674**	**535**	**1,489**	**217**	**1,008**

Key figures

	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006
Earnings per share (in €)	3.33 –	3.23 2.65*)	10.13 –	1.48 –	6.86 –
ROE before tax	24.4%	20.7%	61.9%	14.6%	56.8%
ROE after tax	20.6%	16.9%	68.4%	11.2%	55.3%
Cost/income ratio	45.3%	52.5%	58.8%	58.3%	57.3%
Risk/earnings ratio	9.5%	13.2%	42.5%	27.9%	13.0%

*) based on the number of shares after the capital increase

Balance sheet of the Bank Austria Creditanstalt Group

at 30 June 2007

Assets

	(Notes)	30 JUNE 2007	31 DEC. 2006	CHANGE	
		€ M	€ M	€ M	IN %
Cash and cash balances		2,878	1,584	1,295	81.8
Financial assets held for trading	(10)	17,280	16,676	604	3.6
Financial assets at fair value through profit and loss	(11)	616	487	129	26.5
Available-for-sale financial assets	(12)	11,321	9,697	1,625	16.8
Held-to-maturity investments	(13)	8,948	5,772	3,177	55.0
Loans and receivables with banks	(14)	46,600	32,486	14,115	43.4
Loans and receivables with customers	(15)	104,623	80,104	24,520	30.6
Investments in associates and joint ventures		1,900	1,890	11	0.6
Property, plant and equipment	(16)	2,145	1,373	772	56.2
Intangible assets	(17)	2,778	1,052	1,725	>100
Tax assets		1,195	998	197	19.7
Non-current assets and disposal groups classified as held for sale		173	15	159	>100
Other assets	(18)	2,590	2,123	467	22.0
TOTAL ASSETS		**203,049**	**154,255**	**48,794**	**31.6**

Liabilities and equity

	(Notes)	30 JUNE 2007	31 DEC. 2006	CHANGE	
		€ M	€ M	€ M	IN %
Deposits from banks	(19)	60,563	48,309	12,255	25.4
Deposits from customers	(20)	84,708	54,969	29,739	54.1
Debt certificates including bonds	(21)	25,822	25,347	475	1.9
Financial liabilities held for trading	(22)	5,148	5,264	–116	–2.2
Financial liabilities at fair value through profit and loss	(23)	2,196	1,731	465	26.9
Tax liabilities		871	587	284	48.5
Liabilities included in disposal groups classified as held for sale		85	–	85	>100
Other liabilities	(24)	4,508	3,394	1,113	32.8
Provisions	(25)	4,672	4,513	158	3.5
Insurance reserves		165	–	165	>100
Equity		14,310	10,140	4,170	41.1
of which: minority interests		*677*	*213*	*463*	*>100*
TOTAL LIABILITIES AND EQUITY		**203,049**	**154,255**	**48,794**	**31.6**

Cash flow statement

€ M	1 JAN.–30 JUNE 2007	1 JAN.–30 JUNE 2006*)
CASH AND CASH EQUIVALENTS AT END OF PREVIOUS PERIOD	**1,584**	**1,859**
Cash flows from operating activities	1,644	512
Cash flows from investing activities	586	235
Cash flows from financing activities	–917	–553
Effects of exchange rate changes	–19	6
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**2,878**	**2,059**

*) The minimum reserve of BA-CA was reclassified from cash and cash balances to loans and receivables, resulting in changes in the comparative figures for the previous year.
The amount of cash and cash equivalents stated in the cash flow statement includes the cash holdings of non-current assets and disposal groups classified as held for sale.

Statement of changes in equity of the Bank Austria Creditanstalt Group

€ M	SUBSCRIBED CAPITAL	CAPITAL RESERVES	RETAINED EARNINGS	FOREIGN CURRENCY TRANSLATION	RESERVES IN ACCORDANCE WITH IAS 39*)	ACTUARIAL LOSSES IN ACCORDANCE WITH IAS 19	SHARE-HOLDERS' EQUITY	MINORITY INTERESTS	EQUITY
As at 1 January 2006	**1,069**	**2,751**	**3,954**	**–293**	**125**	**–734**	**6,871**	**650**	**7,521**
Capital increase							–		–
Shares in controlling companies		–4					–4	2	–2
Business combinations									–
Recognised income and expenses			1,316	–125	–121		1,069	31	1,100
Dividend paid			–368				–368	–63	–430
Other changes			7				7		7
AS AT 30 JUNE 2006	**1,069**	**2,747**	**4,909**	**–418**	**3**	**–734**	**7,576**	**620**	**8,196**

*) Reserves in accordance with IAS 39	1 Jan. 2006	30 June 2006
Cash flow hedge reserve	–111	–185
Available-for-sale reserve	236	188
Total	125	3

€ M	SUBSCRIBED CAPITAL	CAPITAL RESERVES	RETAINED EARNINGS	FOREIGN CURRENCY TRANSLATION	RESERVES IN ACCORDANCE WITH IAS 39*)	ACTUARIAL LOSSES IN ACCORDANCE WITH IAS 19	SHARE-HOLDERS' EQUITY	MINORITY INTERESTS	EQUITY
As at 1 January 2007	**1,069**	**2,859**	**6,482**	**–73**	**347**	**–757**	**9,927**	**213**	**10,140**
Capital increase	400	2,463					2,863	411	3,274
Shares in controlling companies			1				1		1
Recognised income and expenses			1,208	99	104		1,411	52	1,464
Dividend paid			–588				–588		–588
Other changes		2	17				20		20
AS AT 30 JUNE 2007	**1,469**	**5,324**	**7,121**	**26**	**451**	**–757**	**13,634**	**677**	**14,310**

*) Reserves in accordance with IAS 39	1 Jan. 2007	30 June 2007
Cash flow hedge reserve	–175	–178
Available-for-sale reserve	522	629
Total	347	451

Statement of recognised income and expenses

€ M	2007	2006
Gains on assets held for sale (available-for-sale reserve)	143	–52
Gains on cash flow hedges (cash flow hedge reserve)	–5	–117
Foreign currency translation – exchange differences	98	–147
Foreign currency translation relating to assets held for sale	–	–
Actuarial losses on defined-benefit plans	–	–
Taxes on items directly recognised in equity	–41	31
Recognised directly in equity	**194**	**–285**
Net profit	**1,269**	**1,385**
TOTAL OF INCOME AND EXPENSES RECOGNISED IN THE REPORTING PERIOD	**1,464**	**1,100**
Shareholders' equity	1,411	1,069
Minority interests	52	31

Notes to the Consolidated Financial Statements

of Bank Austria Creditanstalt

(1) Significant accounting policies

The interim report of the Bank Austria Creditanstalt Group has been prepared in accordance with International Financial Reporting Standards (IFRSs). IAS 34 was applied to the interim report. The interim report covers the first six months of 2007 (1 January 2007 to 30 June 2007) and compares this period with the same period of the previous year.

As a result of the change in Bank Austria Creditanstalt's consolidation system to meet the reporting requirements of UniCredit, some of the comparative figures for the previous year had to be determined by approximation. This does not affect the overall conformity of the interim consolidated financial statements with IFRSs.

(2) Earnings per share

During the reporting period, no financial instruments with a dilutive effect on the bearer shares were outstanding. Therefore basic earnings per share in accordance with IAS 33 equal diluted earnings per share in accordance with IAS 33. Based on the average number of shares outstanding, earnings per share for the first six months of 2007 were € 6.58 (comparative figure for the same period of the previous year: € 8.95). As the earnings of the new companies added to the group of consolidated companies are included as from 1 January 2007 (control), the calculation of the relevant figure in economic terms for earnings per share is based on the number of shares after the capital increase. Calculated on the basis of 202,031,740 shares, earnings per share for the first six months of 2007 were € 5.98. The annualised figures are € 11.96 for the reporting period and € 17.90 for the same period of the previous year before the capital increase. (Figure for the whole of 2006 based on the average number of shares in 2006: € 20.56).

(3) Changes in the group of consolidated companies in 2007

The following UniCredit subsidiaries were included in the group of consolidated companies of the Bank Austria Creditanstalt Group as from 1 January 2007:

- Koç Finansal Hizmetler A.Ş., Turkey
- Bulbank AD, Bulgaria
- UniBanka a.s., Slovakia
- Zagrebačka banka d.d., Croatia
- Živnostenská banka a.s., Czech Republic
- UniCredit Romania S.A., Romania

The transfer was made in the form of a contribution in kind; in exchange, UniCredit S.p.A. received 55,000,000 new no-par value shares which do not carry dividend rights for 2006 at an issue price of € 105.33. In the IFRS financial statements, the transfer of the companies transferred was based on Group book values, the acquired goodwill amounts to € 345.9 m.

In accordance with IFRS 3, paragraph 3 (b), IFRS 3 does not apply to business combinations involving entities under common control.

On 10 January 2007, Bank Austria Creditanstalt paid US$ 20.4 million to VTB Bank (France) SA for its share of the capital increase at International Moscow Bank, Moscow, effected after the acquisition of shares in December 2006. Thus BA-CA acquired a shareholding interest in International Moscow Bank totalling 19.77% from VTB Bank (France) SA, for which BA-CA paid US$ 415.4 m. Moreover, Bank Austria Creditanstalt AG, Vienna, took over from Bayerische Hypo- und Vereinsbank AG, Munich, its shareholding interest in International Moscow Bank, Moscow, for a purchase price of € 1,395.5 m. Together with the shareholding interest acquired from Bayerische Hypo- und Vereinsbank AG, Bank Austria Creditanstalt AG now holds 95.19% of the voting share capital; preliminary goodwill of International Moscow Bank amounts to € 818.3 m. Furthermore, Bank Austria Creditanstalt acquired HVB Latvia AS, Latvia, for a purchase price of € 76.2 m. The preliminary goodwill resulting from the transaction is € 11.5 m.

In the first quarter of 2007, a capital increase of € 484.6 m was carried out at Zagrebačka banka d.d. As a result, Bank Austria Creditanstalt's shareholding interest in Zagrebačka banka d.d., Zagreb, rose from 81.91 % to 84.21 %.

In the course of the new corporate branding process, HVB Bank Hungary and HVB Bank Latvia were renamed in the first quarter of 2007; the two banks are now operating under the name of UniCredit Bank.

On 1 April 2007, the 25.5 % shareholding interest in Adria Bank AG was sold to Nova Kreditna Banka Maribor (NKBM) at a price of € 9.6 m.

In Slovakia, HVB Bank Slovakia a.s. and UniBanka a.s. merged as at 1 April 2007. The name of the merged bank is UniCredit Bank Slovakia a.s.

On 25 April 2007, CA Immobilien Anlagen AG carried out a capital increase of € 676.3 m. Under this capital increase, Bank Austria Creditanstalt AG acquired 8,112,910 shares at a price of € 23.25, thus increasing its shareholding interest in CA Immobilien Anlagen AG to 10 %. This transaction results in preliminary goodwill of € 9.8 m in the Bank Austria Creditanstalt Group. The shareholding interest in CA Immobilien Anlagen AG has been accounted for by BA-CA in its consolidated financial statements using the equity method as from 1 May 2007.

The Bulgarian banking subsidiaries – Bulbank AD, HVB Bank Biochim AD and Hebros Bank AD – merged to form the new UniCredit Bulbank as at 27 April 2007 after official confirmation by the competent authorities.

On 1 June 2007, the Romanian banking subsidiaries HVB Tiriac Bank S.A. and UniCredit Romania S.A. completed their merger. The bank's official name is UniCredit Tiriac Bank SA.

Notes

Notes to the income statement

(4) Net interest income

€ M	1 JAN.–30 JUNE 2007	1 JAN.–30 JUNE 2006
Interest income from	**4,883**	**2,990**
Loans and receivables and money market transactions	3,858	2,337
Financial instruments	548	327
Financial instruments held for trading	270	154
Other	207	172
Interest expenses for	**–3,148**	**–1,789**
Deposits	–2,556	–1,004
Debt certificates including bonds and other	–592	–785
NET INTEREST	**1,735**	**1,202**
Dividend income	42	62
Income from investments in companies valued at equity	61	36
NET INTEREST INCOME	**1,838**	**1,299**

(5) Net fee and commission income

€ M	1 JAN.–30 JUNE 2007	1 JAN.–30 JUNE 2006
Lending business	79	91
Other services and advisory business	715	523
Other	261	260
NET FEE AND COMMISSION INCOME	**1,054**	**874**

(6) Net trading income

€ M	1 JAN.–30 JUNE 2007	1 JAN.–30 JUNE 2006
Equity-related transactions	97	105
Interest-rate and currency-related transactions	127	155
NET TRADING INCOME	**224**	**260**

(7) Net other operating income / expenses

€ M	1 JAN.–30 JUNE 2007	1 JAN.–30 JUNE 2006
Other operating income	156	54
Other operating expenses	–32	–34
NET OTHER OPERATING INCOME/EXPENSES	**124**	**19**

(8) Operating expenses

€ M	1 JAN.–30 JUNE 2007	1 JAN.–30 JUNE 2006
Staff expenses	**853**	**805**
Wages and salaries	692	580
Social security contributions	173	121
Expenses for retirement benefits and other benefits	–12	104
Other administrative expenses	**589**	**465**
Recovery of expenses	**–1**	**–**
Amortisation, depreciation and impairment losses on intangible and tangible assets	**144**	**135**
OPERATING EXPENSES	**1,584**	**1,405**

The Austrian Federal Ministry of Social Affairs and Consumer Protection, in its decision dated 26 April 2007 (effective for BA-CA AG from 1 May 2007), has stated that the rights to future pension benefits under the "BA-CA ASVG" are equivalent to the benefits under the Austrian statutory pension insurance system (ASVG). As a result of the adjustment of the relevant internal service agreement to the legal framework, the amount of € 150 m was released from the pension provision as at 1 May 2007 and recognised in income.

(9) Net writedowns of loans and provisions for guarantees and commitments

€ M	1 JAN.–30 JUNE 2007	1 JAN.–30 JUNE 2006
Allocations to provisions	410	414
Releases from provisions	–208	–208
Recoveries of loans and receivables previously written off	–10	–25
Direct write-offs	16	14
NET WRITEDOWNS OF LOANS AND PROVISIONS FOR GUARANTEES AND COMMITMENTS	**208**	**195**

Notes

Notes to the balance sheet

(10) Financial assets held for trading

€ M	30 JUNE 2007 LISTED	UNLISTED	TOTAL	31 DEC. 2006
Financial assets (non-derivatives)	**9,417**	**2,322**	**11,738**	**11,085**
Debt securities	8,849	1,411	10,259	9,603
Equity instruments and other securities	568	911	1,479	1,483
Positive market values of derivative financial instruments	**95**	**5,447**	**5,542**	**5,590**
TOTAL	**9,512**	**7,768**	**17,280**	**16,676**

(11) Financial assets at fair value through profit and loss

€ M	30 JUNE 2007 LISTED	UNLISTED	TOTAL	31 DEC. 2006
Debt securities	241	42	283	204
Equity instruments and other securities	10	322	332	283
TOTAL	**251**	**364**	**616**	**487**

In the first six months of 2007, the positive effect in the Bank Austria Creditanstalt Group's income statement from financial assets at fair value through profit and loss was € 9.3 m.

(12) Available-for-sale financial assets

€ M	30 JUNE 2007 LISTED	UNLISTED	TOTAL	31 DEC. 2006
Debt securities	5,509	1,784	7,293	5,739
Equity instruments and other securities	185	3,843	4,028	3,958
TOTAL	**5,695**	**5,627**	**11,321**	**9,697**

(13) Held-to-maturity investments

€ M	30 JUNE 2007	31 DEC. 2006
Debt securities	**8,948**	**5,772**

(14) Loans and receivables with banks – breakdown by product

€ M	30 JUNE 2007	31 DEC. 2006
Loans to central banks	**5,374**	**1,409**
Loans to banks	**41,226**	**31,077**
Current accounts and demand deposits	6,238	4,368
Money market placements	34,989	26,710
TOTAL	**46,600**	**32,486**
Loan loss provisions deducted from loans and receivables	35	6

(15) Loans and receivables with customers – breakdown by product

€ M	30 JUNE 2007	31 DEC. 2006
Loans	74,636	54,984
Current accounts	15,369	14,042
Credit cards and personal loans	7,726	5,464
Finance leases	6,892	5,613
TOTAL	**104,623**	**80,104**
Loan loss provisions deducted from loans and receivables	3,839	2,655

(16) Property, plant and equipment

€ M	30 JUNE 2007	31 DEC. 2006
Assets for operational use	**1,679**	**839**
Owned	**1,624**	**785**
Land and buildings	1,124	570
Other	499	215
Leased	**55**	**54**
Investment property	**466**	**535**
TOTAL	**2,145**	**1,373**

(17) Intangible assets

€ M	30 JUNE 2007	31 DEC. 2006
Goodwill	2,429	836
Other intangible assets	348	217
TOTAL	**2,778**	**1,052**

(18) Other assets

€ M	30 JUNE 2007	31 DEC. 2006
Positive market values of derivative hedging instruments	1,108	1,207
Other	1,482	916
TOTAL	**2,590**	**2,123**

(19) Deposits from banks

€ M	30 JUNE 2007	31 DEC. 2006
Deposits from central banks	**9,386**	**7,554**
Deposits from banks	**51,177**	**40,754**
Current accounts and demand deposits	10,461	8,714
Money market deposits by banks	40,717	32,040
TOTAL	**60,563**	**48,309**

(20) Deposits from customers

€ M	30 JUNE 2007	31 DEC. 2006
Current accounts and demand deposits	37,833	27,172
Other liabilities	46,875	27,797
TOTAL	**84,708**	**54,969**

Notes

Notes to the balance sheet continued

(21) Debt certificates including bonds

€ M	30 JUNE 2007	31 DEC. 2006
Listed securities	**12,297**	**12,005**
Bonds	11,895	11,600
Other securities	402	405
Unlisted securities	**13,525**	**13,342**
Bonds	11,372	10,859
Other securities	2,154	2,484
of which: certificates of deposit	*1,658*	*2,339*
TOTAL	**25,822**	**25,347**
of which: subordinated liabilities	*5,288*	*5,385*

(22) Financial liabilities held for trading

€ M	30 JUNE 2007			31 DEC. 2006
	LISTED	UNLISTED	TOTAL	
Negative fair values of derivative financial instruments	119	4,871	4,990	5,194
Other	44	114	158	70
TOTAL	**162**	**4,985**	**5,148**	**5,264**

(23) Financial liabilities at fair value through profit and loss

€ M	30 JUNE 2007			31 DEC. 2006
	LISTED	UNLISTED	TOTAL	
Debt securities	**187**	**2,009**	**2,196**	**1,731**

On balance, a positive change of € 22 m in the fair values of other debt securities totalling € 2,196 m was recognised in the income statement.

In the first six months of 2007, changes in fair values resulting from changes in BA-CA's own credit rating (debt certificates including bonds, and financial liabilities at fair value through profit and loss) were € 7 m.

(24) Other liabilities

€ M	30 JUNE 2007	31 DEC. 2006
Negative market values of derivative hedging instruments	1,677	1,440
Other	2,831	1,954
TOTAL	**4,508**	**3,394**

(25) Provisions

€ M	30 JUNE 2007	31 DEC. 2006
Provisions for retirement benefits and similar obligations	3,668	3,714
Other provisions	1,004	799
TOTAL	**4,672**	**4,513**

The parameters defined for the 2006 financial statements were used for calculating the provisions for retirement benefits and similar obligations.

Additional IFRS disclosures

(26) Related party relationships and transactions as at 30 June 2007

€ M	PARENT COMPANY AND UNCONSOLIDATED SUBSIDIARIES	ASSOCIATES	KEY MANAGEMENT PERSONNEL	OTHER RELATED PARTIES
Financial assets held for trading	1,252	–	–	–
Available-for-sale financial assets	203	2	–	–
Held-to-maturity investments	51	27	–	8
Loans and receivables with banks	8,549	697	–	80
Loans and receivables with customers	774	112	2	77
Investments in companies	332	145	–	–
Other assets	469	–	–	–
ASSETS	**11,630**	**984**	**2**	**166**

€ M	PARENT COMPANY AND UNCONSOLIDATED SUBSIDIARIES	ASSOCIATES	KEY MANAGEMENT PERSONNEL	OTHER RELATED PARTIES
Deposits from banks	9,830	10,897	–	30
Deposits from customers	199	58	5	53
Debt certificates including bonds	1,261	–	–	–
Other liabilities	1,342	–	1	–
LIABILITIES	**12,632**	**10,955**	**6**	**83**

(27) Employees

Share-based payments

The Management Board and selected key management personnel of Bank Austria Creditanstalt participate in UniCredit Group's incentive scheme for share-based payments. The share-based payment arrangements relate to Stock Options, Performance Shares and Restricted Shares based on shares in the parent company UniCredito Italiano S.p.A. (UCI).

UniCredit calculates the economic value of the share-based payment arrangements on a uniform basis for the entire Group and provides the Group companies with relevant information. In the Bank Austria Creditanstalt Group, the total amount recognised in the income statement for the first half of 2007 is € 0.5 m.

The BA-CA Group employed the following average numbers of staff (full-time equivalents*):

Employees

	H1 2007	Q1 2007	2006
Salaried staff	39,881	34,187	30,884
Other employees	101	101	109
TOTAL	**39,982**	**34,288**	**30,993**
of which: in Austria	*10,842*	*10,952*	*11,118*
of which: abroad	*29,140*	*23,336*	*19,875*

*) Average full-time equivalents of staff employed in the BA-CA Group (consolidated companies), excluding apprentices and employees on unpaid sabbatical or maternity/paternity leave

Notes

Additional IFRS disclosures continued

(28) Events after the date of the interim financial statements

On 27 July 2007, Bank Austria Creditanstalt AG transferred its 99.98 % interest in Bank Austria Creditanstalt Leasing GmbH to UniCredit Global Leasing S.p.A., Milan, effective 31 December 2006. In exchange, BA-CA receives a shareholding interest of 32.59 % in that company.

In July 2007, Bank Austria Creditanstalt acquired 9.97 % of the shares in the Russian bank International Moscow Bank (IMB) from the European Bank for Reconstruction and Development (EBRD). Following completion of this transaction, BA-CA now holds 100 per cent of IMB's share capital and voting rights. Moreover, BA-CA has also finalised the acquisition of the entire institutional business of the Russian broker ATON.

In addition to the purchase agreement, concluded at the end of June, to acquire at least 85 % of the shares in ATF Bank, a bank in Kazakhstan, Bank Austria Creditanstalt signed an agreement at the beginning of July to acquire a shareholding interest of about 95 per cent in Ukrsotsbank (USB), a bank in Ukraine. The closing of the transactions is expected to take place in 2007.

(29) Segment reporting

Segment reporting H1 2007 / H1 2006
The primary segment reporting format is based on the internal reporting structure of business segments, which reflects management responsibilities in the Bank Austria Creditanstalt Group in 2007. The business segments are presented as independent units with their own capital resources and responsibility for their own results.

The definition of business segments is primarily based on organisational responsibility for customers.

Retail
Responsibility for the Retail Division covers Bank Austria Creditanstalt AG's business with private customers and small businesses and the credit card business.

Private Banking & Asset Management
The Private Banking & Asset Management Division comprises the subsidiaries BANK*PRIVAT*, Schoellerbank AG, Asset Management Gesellschaft AMG and Pioneer Investments Austria.

Corporates
The Corporates Division covers the sub-segment Large Corporates (multinational corporates, financial institutions, public sector) and Real Estate, business with medium-sized companies and customers using specific products (e.g. derivatives) as well as the activities of BA-CA Wohnbaubank AG, BA-CA Real Invest GmbH and the leasing business of the Bank Austria Creditanstalt Leasing Group. The subsidiary CA IB Corporate Finance has been allocated to the Markets & Investment Banking Division with effect from 2007.

CEE
The CEE business segment includes the commercial banking units of the Bank Austria Creditanstalt Group in the region of Central and Eastern Europe. From 2007, the CEE segment also includes the CEE units transferred from UniCredit and HVB to the Bank Austria Creditanstalt Group. Corporate finance business for CEE customers was transferred to the Markets & Investment Banking Division.

Markets & Investment Banking

The Markets & Investment Banking Division essentially comprises the treasury activities of Bank Austria Creditanstalt AG. With effect from the beginning of 2007, this Division also includes the business of CA IB Corporate Finance (previously included in the Corporates Division) and the corporate finance business for CEE customers.

Corporate Center

"Corporate Center" covers all equity interests that are not assigned to other segments. Also included are inter-segment eliminations and other items which cannot be assigned to other business segments.

Methods

Net interest income is split up according to the market interest rate method. Costs are allocated to the individual business segments from which they arise. Goodwill arising on acquisitions is also assigned to the individual business segments.

The result of each business segment is measured by the profit before tax and the net profit after tax earned by the respective segment. In addition to the cost/income ratio, the return on equity is one of the key ratios used for controlling the business segments. The segment reporting data also show the net profit after tax.

The interest rate applied to investment of equity allocated to the business segments corresponds to the 3-month EURIBOR plus a margin of the average 5-year UniCredit credit spread. The rate applied to the business segments for investment of equity is determined for one year as part of the budgeting process.

Overhead costs are allocated proportionately to direct and indirect costs.

Until the end of 2006, capital allocated to the business segments in BA-CA AG amounted to 7 % of risk-weighted assets. This uniform percentage rate was changed with effect from the beginning of 2007; the bank uses differentiated percentage rates according to the individual business segments:

Retail	6.00 %
Private Banking & Asset Management	5.90 %
Corporates	6.45 %
CEE	6.45 %
Markets & Investment Banking	6.80 %

Capital allocation to subsidiaries reflects the equity capital actually available.

Notes

Additional IFRS disclosures continued

Segment reporting H1 2007 / H1 2006

€ M		RETAIL DIVISION	PRIVATE BANKING & ASSET MANAGEMENT DIVISION	CORPORATES DIVISION	CENTRAL EASTERN EUROPE DIVISION	MARKETS & INVESTMENT BANKING DIVISION	CORPORATE CENTER	BA-CA GROUP
Net interest income	**1–6 2007**	**372**	**8**	**316**	**983**	**112**	**47**	**1,838**
	1–6 2006	**388**	**6**	**317**	**536**	**31**	**21**	**1,299**
Net fee and commission income	1–6 2007	283	67	205	432	77	–10	1,054
	1–6 2006	264	65	195	332	36	–18	874
Net trading income	1–6 2007	–	1	–	94	103	26	224
	1–6 2006	–1	–	–1	88	153	21	260
Net other operating income/expenses	1–6 2007	–16	18	40	59	7	17	125
	1–6 2006	–8	13	16	–6	3	2	19
Net non-interest income	**1–6 2007**	**267**	**85**	**245**	**585**	**187**	**33**	**1,403**
	1–6 2006	**255**	**78**	**210**	**413**	**192**	**4**	**1,153**
TOTAL REVENUES	**1–6 2007**	**639**	**94**	**561**	**1,568**	**299**	**80**	**3,241**
	1–6 2006	**643**	**84**	**527**	**949**	**223**	**25**	**2,452**
OPERATING EXPENSES	**1–6 2007**	**–470**	**–49**	**–208**	**–787**	**–112**	**41**	**–1,584**
	1–6 2006	**–539**	**–49**	**–213**	**–491**	**–75**	**–37**	**–1,405**
OPERATING PROFIT	**1–6 2007**	**170**	**44**	**354**	**782**	**187**	**121**	**1,657**
	1–6 2006	**104**	**35**	**314**	**459**	**148**	**–12**	**1,047**
Provisions for risks and charges	1–6 2007	–2	–	–	–29	–2	–12	–46
	1–6 2006	–1	–1	1	1	–	–3	–2
Goodwill impairment	1–6 2007	–	–	–	–	–	–	–
	1–6 2006	–8	–	–	–	–	–	–8
Net writedowns of loans and provisions for guarantees and commitments	1–6 2007	–109	–	–30	–69	–	–	–208
	1–6 2006	–104	–	–28	–68	1	3	–195
Net income from investments	1–6 2007	13	–	–	3	3	113	132
	1–6 2006	2	–	9	–9	5	700	707
Integration costs	1–6 2007	–	–1	–	–7	–	–	–8
	1–6 2006	–	–	–	–	–	–	–
PROFIT BEFORE TAX	**1–6 2007**	**72**	**44**	**323**	**679**	**187**	**222**	**1,528**
	1–6 2006	**–7**	**34**	**296**	**383**	**155**	**689**	**1,549**
Income tax	1–6 2007	–16	–11	–67	–128	–42	5	–259
	1–6 2006	3	–8	–67	–80	–27	14	–164
NET PROFIT	**1–6 2007**	**56**	**33**	**256**	**552**	**146**	**227**	**1,269**
	1–6 2006	**–4**	**26**	**230**	**303**	**128**	**703**	**1,385**
Risk-weighted assets (average, Austrian Banking Act)	**1–6 2007**	**16,355**	**449**	**31,552**	**42,474**	**4,484**	**4,242**	**99,556**
	1–6 2006	**16,257**	**452**	**30,868**	**26,272**	**3,284**	**1,988**	**79,121**
Equity allocated (average)	1–6 2007	1,031	201	2,332	6,751	428	2,789	13,532
	1–6 2006	1,170	155	2,407	3,949	309	–244	7,747
Return on equity before tax in %	*1–6 2007*	*14.0*	*43.6*	*27.7*	*20.1*	*87.5*	*n.m.*)*	*22.6*
	1–6 2006	*–1.3*	*44.2*	*24.6*	*19.4*	*100.1*	*n.m.*	*40.0*
Return on equity after tax before deduction of minority interests in %	*1–6 2007*	*10.9*	*32.4*	*22.0*	*16.3*	*68.0*	*n.m.*	*18.8*
	1–6 2006	*–0.7*	*33.7*	*19.1*	*15.3*	*82.7*	*n.m.*	*35.8*
Cost/income ratio in %	*1–6 2007*	*73.5*	*52.5*	*37.0*	*50.2*	*37.5*	*n.m.*	*48.9*
	1–6 2006	*83.9*	*58.6*	*40.5*	*51.7*	*33.7*	*n.m.*	*57.3*
Risk/earnings ratio in %	*1–6 2007*	*29.2*	*n.m.*	*9.5*	*7.0*	*0.0*	*n.m.*	*11.3*
	1–6 2006	*26.7*	*n.m.*	*8.7*	*12.7*	*3.4*	*n.m.*	*15.0*

*) not meaningful

Segment reporting Q2 2007 / Q1 2007

€ M		RETAIL DIVISION	PRIVATE BANKING & ASSET MANAGEMENT DIVISION	CORPORATES DIVISION	CENTRAL EASTERN EUROPE DIVISION	MARKETS & INVESTMENT BANKING DIVISION	CORPORATE CENTER	BA-CA GROUP
Net interest income	**Q2/2007**	**187**	**4**	**156**	**510**	**69**	**22**	**948**
	Q1/2007	**185**	**4**	**161**	**472**	**43**	**25**	**890**
Net fee and commission income	Q2/2007	139	34	101	226	43	–5	537
	Q1/2007	144	33	104	207	35	–6	517
Net trading income	Q2/2007	–	–	–	42	18	3	63
	Q1/2007	–	–	–	52	85	24	161
Net other operating income/expenses	Q2/2007	–8	11	25	43	3	2	75
	Q1/2007	–7	7	15	16	4	15	49
Net non-interest income	**Q2/2007**	**130**	**45**	**126**	**310**	**64**	**–**	**675**
	Q1/2007	**137**	**40**	**119**	**275**	**123**	**32**	**728**
TOTAL REVENUES	**Q2/2007**	**317**	**49**	**282**	**821**	**133**	**22**	**1,624**
	Q1/2007	**322**	**45**	**280**	**747**	**166**	**58**	**1,618**
OPERATING EXPENSES	**Q2/2007**	**–235**	**–26**	**–107**	**–407**	**–52**	**93**	**–735**
	Q1/2007	**–235**	**–23**	**–101**	**–380**	**–60**	**–52**	**–849**
OPERATING PROFIT	**Q2/2007**	**82**	**23**	**175**	**414**	**81**	**115**	**889**
	Q1/2007	**88**	**22**	**179**	**368**	**106**	**6**	**768**
Provisions for risks and charges	Q2/2007	–1	–	–	–15	–	–12	–29
	Q1/2007	–2	–	–	–14	–2	–	–18
Goodwill impairment	Q2/2007	–	–	–	–	–	–	–
	Q1/2007	–	–	–	–	–	–	–
Net writedowns of loans and provisions for guarantees and commitments	Q2/2007	–58	–	–13	–19	–	–	–90
	Q1/2007	–51	–	–17	–50	–	–	–117
Net income from investments	Q2/2007	1	–	–2	–	2	74	75
	Q1/2007	12	–	2	3	1	39	58
Integration costs	Q2/2007	–	–	–	–5	–	–	–5
	Q1/2007	–	–	–	–2	–	–	–3
PROFIT BEFORE TAX	**Q2/2007**	**24**	**22**	**159**	**374**	**82**	**177**	**840**
	Q1/2007	**48**	**22**	**164**	**305**	**105**	**45**	**688**
Income tax	Q2/2007	–5	–6	–29	–69	–17	–9	–134
	Q1/2007	–12	–6	–38	–59	–24	14	–125
NET PROFIT	**Q2/2007**	**20**	**17**	**130**	**306**	**65**	**168**	**705**
	Q1/2007	**36**	**16**	**126**	**246**	**80**	**59**	**563**
Risk-weighted assets (average, Austrian Banking Act)	**Q2/2007**	**16,190**	**457**	**31,508**	**44,355**	**4,703**	**3,643**	**100,857**
	Q1/2007	**16,563**	**441**	**31,554**	**43,673**	**4,431**	**4,613**	**101,275**
Equity allocated (average)	Q2/2007	1,005	168	2,362	6,891	427	2,910	13,764
	Q1/2007	1,056	233	2,301	6,611	429	2,669	13,300
Return on equity before tax in %	*Q2/2007*	*9.7*	*52.4*	*27.0*	*21.7*	*77.2*	*n.m.*)*	*24.4*
	Q1/2007	*18.1*	*37.3*	*28.5*	*18.5*	*97.7*	*n.m.*	*20.7*
Return on equity after tax before deduction of minority interests in %	*Q2/2007*	*7.9*	*39.3*	*22.0*	*17.8*	*61.0*	*n.m.*	*20.5*
	Q1/2007	*13.7*	*27.5*	*21.9*	*14.9*	*75.0*	*n.m.*	*16.9*
Cost/income ratio in %	*Q2/2007*	*74.2*	*53.8*	*38.0*	*49.6*	*39.4*	*n.m.*	*45.3*
	Q1/2007	*72.8*	*51.1*	*36.0*	*50.8*	*36.0*	*n.m.*	*52.5*
Risk/earnings ratio in %	*Q2/2007*	*31.1*	*n.m.*	*8.3*	*3.8*	*0.0*	*n.m.*	*9.5*
	Q1/2007	*27.3*	*n.m.*	*10.7*	*10.5*	*0.0*	*n.m.*	*13.2*

*) not meaningful

Notes

Information required under Austrian law

(30) Consolidated capital resources and regulatory capital requirements

Capital resources and capital requirements of the Bank Austria Creditanstalt group of credit institutions

€ M	30 JUNE 2007	31 DEC. 2006
Core capital (Tier 1)	**10,436**	**8,501**
Paid-in capital	*1,469*	*1,069*
Capital reserve	*7,547*	*2,154*
Revenue reserve	*1,055*	*1,054*
Reserve pursuant to Section 23 (6) of the Austrian Banking Act	*2,072*	*2,072*
Untaxed reserves	*83*	*83*
Differences on consolidation pursuant to Section 24 (2) of the Austrian Banking Act	*–3,297*	*225*
Fund for general banking risks	*2,150*	*2,150*
– Intangible assets	*–644*	*–306*
Supplementary elements (Tier 2)	**4,214**	**3,158**
Undisclosed reserves	*108*	*9*
Supplementary capital	*464*	*912*
Participation capital	*–*	*–*
Revaluation reserve	*15*	*57*
Subordinated capital	*3,627*	*2,180*
Deductions	**–1,102**	**–886**
NET CAPITAL RESOURCES (TIER 1 PLUS TIER 2 MINUS DEDUCTIONS)	**13,548**	**10,773**
REQUIREMENT FOR THE BANKING BOOK	**8,059**	**5,851**
Assessment basis (banking book)	**100,739**	**73,136**
Tier 1 capital ratio	*10.36%*	*11.62%*
Total capital ratio	*13.45%*	*14.73%*
AVAILABLE TIER 3	**847**	**496**
Requirement for the trading book and for open foreign exchange positions	381	245
REQUIREMENT COVERED BY TIER 3	**381**	**245**

Capital requirements of the Bank Austria Creditanstalt group of credit institutions pursuant to the Austrian Banking Act as at 30 June 2007

€ M RISK WEIGHTINGS	ASSETS AND OFF-BALANCE SHEET POSITIONS	WEIGHTED AMOUNTS	CAPITAL REQUIREMENT
0%	42,349	–	–
10%	1,046	105	8
20%	15,711	3,142	251
50%	20,099	10,049	804
100%	74,514	74,514	5,961
Investment certificates	1,422	567	45
ASSETS	**155,141**	**88,377**	**7,069**
Off-balance sheet positions	53,828	12,336	987
Special off-balance sheet positions	14,580	26	3
BANKING BOOK	**223,549**	**100,739**	**8,059**

Concluding Remarks of the Management Board

of Bank Austria Creditanstalt

(31) Statement by management on the Interim Report

This Interim Report and the management report on the first half of 2007 have been prepared to the best of our knowledge in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union, IAS 34 (Interim Reporting) in particular, and they provide a true and fair view of the financial position and the results of operations.

In respect of the Interim Report, the conduct of an audit and a review by an independent auditor have been waived.

Vienna, 3 August 2007

The Management Board

Erich Hampel
(Chairman)

Willibald Cernko

Federico Ghizzoni

Thomas Gross

Wilhelm Hemetsberger

Werner Kretschmer

Regina Prehofer

Johann Strobl

Robert Zadrazil

Income Statement

of our Consolidated Banking Subsidiaries in CEE[1)]

	TURKEY[2)]			RUSSIA			CROATIA		
€ M	H1 2007	H1 2006	%	H1 2007	H1 2006	%	H1 2007	H1 2006	%
Net interest income	240.9	225.8	+7%	162.1	108.0	+50%	135.1	133.1	+2%
Net fee and commission income	112.6	106.2	+6%	52.4	21.5	>100%	54.9	47.8	+15%
Net trading income	12.7	6.7	+90%	6.3	56.8	−89%	1.6	5.3	−69%
Net other operating income/expenses	25.2	13.0	+94%	2.6	1.5	+70%	29.1	11.2	>100%
Net non-interest income	**150.6**	**125.9**	**+20%**	**61.2**	**79.9**	**−23%**	**85.6**	**64.3**	**+33%**
TOTAL REVENUES	**391.5**	**351.7**	**+11%**	**223.3**	**187.8**	**+19%**	**220.7**	**197.4**	**+12%**
OPERATING EXPENSES	**−199.7**	**−193.6**	**+3%**	**−81.3**	**−64.6**	**+26%**	**−119.3**	**−124.1**	**−4%**
OPERATING PROFIT	**191.7**	**158.2**	**+21%**	**142.0**	**123.2**	**+15%**	**101.4**	**73.3**	**+38%**
Provisions for risk and charges	−23.8	−9.5	>100%	−0.8	−0.3	>100%	−1.6	−0.7	>100%
Net writedowns on loans	−19.1	−19.6	−3%	−13.1	−9.6	+36%	6.8	−7.9	–
Net income from investments	3.8	−0.4	–	0.0	0.0	–	0.1	2.6	−97%
Integration costs	0.0	0.0	–	0.0	0.0	–	0.0	0.0	–
PROFIT BEFORE TAX	**152.6**	**128.7**	**+19%**	**128.2**	**113.3**	**+13%**	**106.7**	**67.4**	**+58%**
Cost/income ratio	51.0%	55.0%		36.4%	34.4%		54.1%	62.9%	
Exchange rate	1.826	1.723		34.666	34.004		7.358	7.310	
Appreciation/depreciation against the euro	−6%			−2%			−1%		

	CZECH REPUBLIC			SLOVAKIA			SLOVENIA		
€ M	H1 2007	H1 2006	%	H1 2007	H1 2006	%	H1 2007	H1 2006	%
Net interest income	**97.9**	**80.7**	**+21%**	**39.7**	**38.0**	**+5%**	**16.2**	**16.4**	**−1%**
Net fee and commission income	55.5	47.9	+16%	12.1	13.4	−9%	8.4	7.5	+12%
Net trading income	0.8	14.3	−94%	15.1	−0.5	–	2.0	−0.5	–
Net other operating income/expenses	1.0	1.3	−17%	1.3	−0.4	–	0.2	0.7	−67%
Net non-interest income	**57.4**	**63.5**	**−10%**	**28.5**	**12.4**	**>100%**	**10.7**	**7.7**	**+40%**
TOTAL REVENUES	**155.3**	**144.2**	**+8%**	**68.2**	**50.4**	**+35%**	**26.9**	**24.0**	**+12%**
OPERATING EXPENSES	**−71.3**	**−63.2**	**+13%**	**−32.8**	**−30.9**	**+6%**	**−14.1**	**−13.6**	**+4%**
OPERATING PROFIT	**84.0**	**80.9**	**+4%**	**35.4**	**19.5**	**+82%**	**12.8**	**10.4**	**+23%**
Provisions for risk and charges	−1.1	0.0	–	0.0	1.3	−98%	−0.1	−0.2	−76%
Net writedowns on loans	−9.5	−5.0	+89%	−2.2	−3.9	−43%	−2.3	−1.9	+21%
Net income from investments	0.2	−6.7	–	−0.2	1.5	–	−0.6	0.2	–
Integration costs	−0.5	0.0	–	−0.3	0.0	–	−0.2	0.0	–
PROFIT BEFORE TAX	**73.1**	**69.3**	**+6%**	**32.7**	**18.3**	**+78%**	**9.7**	**8.5**	**+14%**
Cost/income ratio	45.9%	43.9%		48.1%	61.4%		52.3%	56.6%	
Exchange rate	28.153	28.492		34.053	37.643		1.000	1.000	
Appreciation/depreciation against the euro	+1%			+11%					

1) H1 2006 pro forma
2) pro quota

BULGARIA			ROMANIA			HUNGARY		
H1 2007	H1 2006	%	H1 2007	H1 2006	%	H1 2007	H1 2006	%
94.9	80.5	+18%	44.3	40.8	+9%	74.8	57.1	+31%
34.3	28.9	+19%	41.0	31.2	+32%	37.4	31.4	+19%
1.2	1.0	+16%	43.1	29.4	+47%	8.6	10.9	−21%
1.3	2.3	−45%	−2.6	−1.0	>100%	0.3	0.4	−29%
36.8	**32.3**	**+14%**	**81.5**	**59.6**	**+37%**	**46.3**	**42.7**	**+9%**
131.7	**112.8**	**+17%**	**125.8**	**100.4**	**+25%**	**121.1**	**99.8**	**+21%**
−53.9	**−52.7**	**+2%**	**−59.8**	**−51.5**	**+16%**	**−58.4**	**−46.6**	**+25%**
77.8	**60.1**	**+29%**	**66.0**	**48.9**	**+35%**	**62.7**	**53.2**	**+18%**
−0.7	−0.1	>100%	−0.3	0.0	–	−0.6	0.0	–
−12.6	−6.1	>100%	−7.5	−10.3	−27%	−10.0	−7.8	+29%
0.9	9.0	−91%	−0.8	−0.2	>100%	1.9	0.0	–
−0.2	−25.8	−99%	−1.9	0.0	–	−2.1	0.0	–
65.1	**37.2**	**+75%**	**55.5**	**38.3**	**+45%**	**51.9**	**45.4**	**+14%**
40.9%	46.7%		47.5%	51.3%		48.2%	46.7%	
1.956	1.956		3.331	3.555		250.346	262.010	
+0%			+7%			+5%		

BOSNIA			SERBIA			BALTICS			CEE BANKS TOTAL		
H1 2007	H1 2006	%	H1 2007	H1 2006	%	H1 2007	H1 2006	%	H1 2007	H1 2006	%
37.6	**15.2**	**>100%**	**16.7**	**13.7**	**+21%**	**6.2**	**9.2**	**−33%**	**966.4**	**818.5**	**+18%**
15.2	8.7	+75%	8.1	5.1	+57%	0.2	1.3	−82%	432.3	350.9	+23%
1.7	0.2	>100%	2.5	3.1	−19%	−0.4	0.7	–	95.3	127.5	−25%
0.7	−0.2	–	0.0	−0.2	−95%	−0.1	0.0	–	58.9	28.7	>100%
17.6	**8.8**	**>100%**	**10.6**	**8.0**	**+32%**	**−0.3**	**2.1**	**–**	**586.5**	**507.1**	**+16%**
55.2	**23.9**	**>100%**	**27.2**	**21.8**	**+25%**	**5.9**	**11.3**	**−47%**	**1,552.9**	**1,325.6**	**+17%**
−35.9	**−17.3**	**>100%**	**−14.1**	**−12.3**	**+15%**	**−3.4**	**−8.5**	**−60%**	**−744.1**	**−678.9**	**+10%**
19.3	**6.7**	**>100%**	**13.1**	**9.5**	**+38%**	**2.5**	**2.8**	**−10%**	**808.9**	**646.6**	**+25%**
−0.4	0.0	–	−0.2	0.0	–	0.0	0.0	–	−29.3	−9.5	>100%
2.8	−1.1	–	−1.5	−0.6	>100%	0.6	−1.5	–	−67.6	−75.4	−10%
0.4	0.0	–	0.2	0.1	>100%	0.0	0.0	–	5.8	6.1	−6%
−1.4	0.0	–	0.0	0.0	–	0.0	0.0	–	−6.8	−25.8	−74%
20.7	**5.5**	**>100%**	**11.7**	**8.9**	**+31%**	**3.1**	**1.3**	**>100%**	**710.9**	**542.0**	**+31%**
65.0%	72.1%		51.9%	56.4%		57.7%	75.3%		47.9%	51.2%	
1.956	1.956		80.535	86.871		0.700	0.696				
−0%			+8%			−1%					

Investor Relations

Investor Relations of Bank Austria Creditanstalt

Schottengasse 6 – 8, 1010 Vienna, Austria

Tel: (+ 43) (0)5 05 05-588 53	Fax: (+ 43) (0)5 05 05-588 08
e-mail: IR@ba-ca.com	Internet: http://ir.ba-ca.com
Michael Bauer Tel: (+ 43) (0)5 05 05-588 09	e-mail: Michael.Bauer@ba-ca.com

Ratings

	LONG-TERM	SUBORDINATED LIABILITIES	SHORT-TERM
Moody's[1)]	Aa2	Aa3	P-1
Standard & Poor's[2)]	A+	A	A-1

1) Grandfathered debt remains rated Aa2, subordinated debt rating remains Aa3.
2) Grandfathered debt and subordinated debt rating remain rated AA+.

Financial calendar

13 November 2007	Results for the first nine months of 2007

All information is available electronically at http://ir.ba-ca.com

Published by
Bank Austria Creditanstalt AG
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A-1030 Vienna, Vordere Zollamtsstrasse 13
Telephone within Austria: 05 05 05-0; from abroad: (+ 43) 5 05 05-0
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VAT registration number: ATU 51507409

Editor: Reporting team

Photograph: Gerry Frank

Basic design: Mercurio S.r.L., Milan

Graphics: Horvath, Leobendorf

Printed by: Holzhausen

The Interim Report is available from
Bank Austria Creditanstalt AG
Public Relations
P. O. Box 22.000
A-1011 Vienna, Austria
Telephone within Austria: 05 05 05-56148;
from abroad: + 43 5 05 05-56148 (telephone answering machine)
Fax within Austria: 05 05 05-56945; from abroad: + 43 5 05 05-56945
e-mail: pub@ba-ca.com
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Switchboard: within Austria: 05 05 05-0; from abroad + 43 5 05 05-0

Notes

This report contains forward-looking statements relating to the future performance of Bank Austria Creditanstalt. These statements reflect estimates which we have made on the basis of all information available to us at present. Should the assumptions underlying forward-looking statements prove incorrect, or should risks – such as those mentioned in the risk report – materialise to an extent not anticipated, actual results may vary from those expected at present. Market share data are based on the most recent information available at the editorial close of the Interim Report.

"Bank Austria Creditanstalt" (BA-CA) as used in this report refers to the group of consolidated companies. "Bank Austria Creditanstalt AG" as used in this report refers to the parent company. In adding up rounded figures and calculating the percentage rates of changes, slight differences may result compared with totals and rates arrived at by adding up component figures which have not been rounded off.

Disclaimer

This edition of our Interim Report is prepared for the convenience of our English-speaking readers. It is based on the German original, which is the authentic version and takes precedence in all legal aspects.

Editorial close of this Interim Report
3 August 2007

Bank Austria Creditanstalt Member of UniCredit Group

END